Exhibit 99.1

Notice of Annual Meeting of Shareholders
and Management Proxy Circular

Meeting to be held April 25, 2008

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING	3
MANAGEMENT PROXY CIRCULAR	4
General Information	4
Information on Voting	4
Voting Matters	4
Voting By Proxy	5
Business to be Transacted at the Meeting	7
Financial Statements	7
Election of Directors	7
Appointment of Auditors	16
Shareholder Proposals	17
Description of Board Committees and Their Charters	17
Compensation of Directors	19
Executive Compensation and Other Information	22
Report on Executive Compensation	22
Performance Graph	33
Remuneration of Executive Officers of TCPL	33
Executive Compensation	33
Pension and Retirement Benefits for Executives	41
Executive Separation Agreements	44
Supplemental Disclosure - Total Direct Compensation Awards	45
Indebtedness of Directors and Executive Officers	47
Directors’ and Officers’ Liability Insurance	47
Additional Information	48
Contacting the Board of Directors	48
Directors’ Approval	48
Schedule “A” - Disclosure of Corporate Governance Practices	49
Schedule “B” - Charter of the Board of Directors	54

1  Management Proxy Circular 2008

L E T T E R T O S H A R E H O L D E R S

February 25, 2008

Dear Shareholder:

You are invited to attend the Annual Meeting of the holders of common shares of TransCanada Corporation to be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on April 25, 2008 at 10:00 a.m. (Mountain Daylight Time).

The Management Proxy Circular contains a detailed description of the regular annual meeting business matters on which you will be requested to vote. This material requires your careful consideration. Please see the Notice below in respect of the 2007 Annual Report. The full text of the 2007 Annual Report is available on our corporate website at www.transcanada.com.

Your participation as a shareholder is important to our Corporation. Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual Meeting on our website at www.transcanada.com. A recorded version of the meeting will be available on the website after the meeting.

Yours very truly,

Harold N. Kvisle

President and Chief Executive Officer

NOTICE

In March 2007, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2007 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2007 Annual Report, in each case when it became available in March 2008. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since March 2007 you may not receive the 2007 Annual Report.

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-340-5024 (toll-free within North America) 514-982-7959 (outside North America)
E-mail:

The 2007 Annual Report is available on our website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2007 Annual Report may obtain one free of charge by contacting TransCanada’s transfer agent, Computershare Trust Company of Canada.

transcanada@computershare.com Fax: 1-888-453-0330 (toll-free within North America) 416-263-9394 (outside North America)

N O T I C E O F A N N U A L M E E T I N G

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of common shares (the “common shares”) of TransCanada Corporation (“TransCanada”) will be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on April 25, 2008, at 10:00 a.m. (Mountain Daylight Time).

Holders of common shares are invited to attend the Meeting for the following purposes:

(1)   to receive the consolidated financial statements for the year ended December 31, 2007 and the auditors’ report thereon;

(2)   to elect the directors;

(3)   to appoint the auditors and authorize the directors to fix their remuneration; and

(4)   to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on February 29, 2008 will be entitled to vote at the Meeting.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 22, 2008 by TransCanada’s transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 22, 2008.

By Order of the Board of Directors,

Donald J. DeGrandis

Corporate Secretary

Calgary, Alberta

February 25, 2008

M A N A G E M E N T P R O X Y C I R C U L A R

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation (“TransCanada” or the “Company”) to be used at the Annual Meeting (the “Meeting”) of holders of common shares (the “common shares”) of the Company to be held in Calgary, Alberta on April 25, 2008 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual Meeting (the “Notice of Meeting”).

Mailing of this Proxy Circular and the form of proxy will commence on March 17, 2008. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees.

TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Proxy Circular is given as of February 25, 2008 and all dollar amounts are in Canadian dollars.

For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada’s website at www.transcanada.com and will be provided in a news release prior to the Meeting.

TransCanada’s principal corporate and executive offices are located at 450 - First Street S.W., Calgary, Alberta, T2P 5H1.

INFORMATION ON VOTING

VOTING MATTERS

At the Meeting, shareholders will vote on the election of directors and the appointment of auditors.

Record Date for Notice of Meeting and Provisions Relating to Voting

The Board of Directors of TransCanada (the “Board” or the “Board of Directors”) has fixed February 29, 2008 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada (“Computershare”), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

As of February 25, 2008, there are 541,447,507 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting. The common shares are TransCanada’s only outstanding class of shares.

To the knowledge of the directors and officers of TransCanada, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING BY PROXY

Registered Owners

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the form in the envelope provided to Computershare, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 22, 2008. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 22, 2008.

Beneficial Owners

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, you can call Broadridge’s toll-free telephone number or access Broadridge’s internet website to vote your common shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote common shares directly at the Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

5  Management Proxy Circular 2008

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder. Simply insert the person’s name in the blank space provided on the proxy form (registered shareholders) or the voting instruction form (beneficial shareholders). You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Harold N. Kvisle or Donald J. DeGrandis, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director. Alternatively, you can let your proxyholder decide for you.

All common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or voting instruction forms.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)	FOR the election of the persons nominated for election as directors; and

(ii)	FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 - First Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, being Friday, April 25, 2008, or any adjournment thereof, or in any other manner permitted by law.

If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Tuesday, April 22, 2008. A later vote cast will supersede any prior vote cast.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Proxy Circular contains information relating to the receipt of TransCanada’s audited consolidated financial statements, the election of directors and the appointment of auditors.

FINANCIAL STATEMENTS

The audited consolidated financial statements of TransCanada for the year ended December 31, 2007 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the 2007 Annual Report of TransCanada. Copies of the 2007 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting. The full text of the 2007 Annual Report is available on TransCanada’s website at www.transcanada.com.

ELECTION OF DIRECTORS

TransCanada’s articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13. Mr. H.G. Schaefer retired effective April 27, 2007 and Mr. W.T. Stephens was elected on April 27, 2007. Mr. Stephens previously served on the Board from 2000 to 2005.

The Board has set the number of directors to be elected at the Meeting at 13. The nominees for election as directors of TransCanada are:(1)

• K.E. Benson	• E.L. Draper	• S.B. Jackson	• J.A. MacNaughton	• D.M.G. Stewart
• D.H. Burney	• P. Gauthier	• P.L. Joskow	• D.P. O’Brien
• W.K. Dobson	• K.L. Hawkins	• H.N. Kvisle	• W.T. Stephens

The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Messrs. Kvisle and Stewart, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and applicable stock exchange rules and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited (“TCPL”).

The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

The following table sets forth, for each of the 13 proposed nominees for election as director: whether or not the nominee is independent of TransCanada; age; municipality of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography including principal occupation held in the past five years; education; the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised, as of the date hereof and as of February 22, 2007; the number of outstanding deferred share units (“Deferred Share Units” or “DSUs”) (executive share units for Mr. Kvisle) credited to each nominee as of the date hereof and as of February 22, 2007; the minimum share ownership guideline (see “Compensation of Directors - Minimum Share Ownership Guidelines” below for information relating to these guidelines); the committees on which each of the directors serve including their attendance at Board and committee meetings; and the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement whereby TCPL became a wholly-owned subsidiary of TransCanada.  For a listing of other public board directorships that the nominees for election as director serve as director, see “Election of Directors – Other Public Entity Directorships and Committee Memberships” below.

During the 2007 fiscal year, there were ten Board meetings (seven regularly scheduled and three special); eight Audit Committee meetings (six regularly scheduled and two special); three Health, Safety and Environment Committee meetings; five Human Resources Committee meetings (four regularly scheduled and one special); and two Governance Committee meetings.

7  Management Proxy Circular 2008

Kevin E. Benson			independent
Age: 61		Wheaton, Illinois, U.S.A.		Director since: 2005

Mr. Benson is a Corporate Director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000.(6)

Mr. Benson holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			9 of 10 (90%)
Audit Committee (Chair)(7)			8 of 8 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	3,000	13,377	16,377	$646,728	$150,000
2007	3,000	7,857	10,857	$414,086
Change	0	5,520	5,520	$232,642

Derek H. Burney, O.C.			independent
Age: 68		Ottawa, Ontario, CANADA		Director since: 2005

Mr. Burney is a senior strategic advisor at Ogilvy Renault LLP (law firm) and Chair of CanWest Global Communications Corp. He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada’s Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University, Honourary Chairman of the Confederation College Foundation and a Fellow at the Canadian Defence and Foreign Affairs Institute.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen’s University, Wilfrid Laurier University and Carleton University. He holds an Honours Bachelor of Arts and Master of Arts from Queen’s University.

Board/Committee Membership(2)				Attendance at Meetings during Fiscal 2007
Board of Directors				8 of 10 (80%)(8)
Audit Committee				7 of 8 (88%)(8)
Governance Committee				2 of 2 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	1,070	12,479	13,549	$535,050	$150,000
2007	1,000	7,310	8,310	$316,943
Change	70	5,169	5,239	$218,107

Wendy K. Dobson			independent
Age: 66		Uxbridge, Ontario, CANADA		Director since: 1992

Dr. Dobson is a Professor at the Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993. She served as President of the C.D. Howe Institute from 1981 to 1987 and as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989. She is Vice-Chair of the Canadian Public Accountability Board.

Dr. Dobson has a Bachelor degree from the University of British Columbia, two Masters degrees from Harvard University and a Ph.D. in Economics from Princeton University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Governance Committee (Chair)			2 of 2 (100%)
Human Resources Committee			5 of 5 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	3,000	33,631	36,631	$1,446,558	$150,000
2007	3,000	29,584	32,584	$1,242,754
Change	0	4,047	4,047	$203,804

E. Linn Draper			independent
Age: 66		Lampasas, Texas, U.S.A		Director since: 2005

Dr. Draper is a Corporate Director. He retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. He previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Health, Safety and Environment Committee (Chair)			3 of 3 (100%)
Human Resources Committee			5 of 5 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	0	13,299	13,299	$525,178	$150,000
2007	0	7,647	7,647	$291,657
Change	0	5,652	5,652	$233,521

9  Management Proxy Circular 2008

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.			independent
Age: 64		Québec, Québec, CANADA		Director since: 2002

Mme. Gauthier is a Senior Partner at Stein Monast LLP (law firm), previously Desjardins Ducharme LLP. In addition to public board directorships, Mme. Gauthier is also a director of the Institut Québecois des Hautes Études Internationales, Laval University and a director of RBC Dexia Investor Services Trust. She was formerly a Partner at Gagné Letarte Royer Gauthier Lacasse Boily and has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee and is a former President of the Fondation de la Maison Michel Sarrazin.

Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Audit Committee			8 of 8 (100%)
Health, Safety and Environment Committee			3 of 3 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	1,000	25,876	26,876	$1,061,333	$150,000
2007	1,000	21,314	22,314	$851,056
Change	0	4,562	4,562	$210,277

Kerry L. Hawkins			independent
Age: 67		Winnipeg, Manitoba, CANADA		Director since: 1996

Mr. Hawkins is a Corporate Director. He retired as President of Cargill Limited (agricultural) in December 2005. He has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill Incorporated in North America and Europe.

Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Health, Safety and Environment Committee			3 of 3 (100%)
Human Resources Committee (Chair)			5 of 5 (100%)
Securities Held
Total of Common
Year	Common Shares(3)(9)	DSUs(4)	Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Required
2008	4,932	39,346	44,278	$1,748,538	$150,000
2007	3,898	32,875	36,773	$1,402,522
Change	1,034	6,471	7,505	$346,016

S. Barry Jackson			independent
Age: 55		Calgary, Alberta, CANADA		Director since: 2002

Mr. Jackson is a Corporate Director. He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007(10)
Board of Directors (Chair)			10 of 10 (100%)
Audit Committee			7 of 7 (100%)
Governance Committee			2 of 2 (100%)
Health, Safety and Environment Committee			3 of 3 (100%)
Human Resources Committee			5 of 5 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	39,000	24,366	63,366	$2,502,323	$1,650,000
2007	39,000	13,931	52,931	$2,018,788
Change	0	10,435	10,435	$483,535

Paul L. Joskow			independent
Age: 60		New York, New York, U.S.A		Director since: 2004

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation, a philanthropic institution focused primarily on research and education on issues related to science, technology and economic performance.  He is on leave from his position as Professor of Economics and Management, Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972.  Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University in addition to MIT. Dr. Joskow was a Director of the New England Electric System from 1987 until 2000, a Director of National Grid plc from April 2000 to July 31, 2007, a Director of State Farm Indemnity Company from 1991 to 2002 and became a Director of Exelon Corporation in July 2007. He was the President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He joined the Board of Overseers of the Boston Symphony Orchestra in September 2005.

Dr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Audit Committee			8 of 8 (100%)
Governance Committee			2 of 2 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	5,000	13,809	18,809	$742,767	$150,000
2007	5,000	10,423	15,423	$588,233
Change	0	3,386	3,386	$154,534

11  Management Proxy Circular 2008

Harold N. Kvisle	non-independent(11)
Age: 55	Calgary, Alberta, CANADA	Director since:2001

Mr. Kvisle has been the President and Chief Executive Officer (“CEO”) of TransCanada since May 2003, and of TCPL since May 2001. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.

Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Membership(2)(12)	Attendance at Meetings during Fiscal 2007
Board of Directors	10 of 10 (100%)
Securities Held
For information relating to the securities held by Mr. Kvisle, see the disclosure under the headings “Report on Executive Compensation” and “Executive Compensation” below.

John A. MacNaughton, C.M.			independent
Age: 62		Toronto, Ontario, CANADA		Director since: 2006

Mr. MacNaughton is a Corporate Director. He is the Chairman of the Business Development Bank of Canada, Chairman of Canadian Trading and Quotation System Inc. (stock exchange) and a Director of Nortel Networks Corporation (technology). He served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 to 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. Mr. MacNaughton is Vice-Chairman of the Canadian International Council and Vice-Chairman of the University Health Network (academic health science centre). He is a Member of the Order of Canada and a recipient of the Institute Certified Director Designation (ICD.D) from the Institute of Corporate Directors.

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007(13)
Board of Directors			10 of 10 (100%)
Audit Committee			8 of 8 (100%)
Governance Committee			1 of 1 (100%)
Health, Safety and Environment Committee			2 of 2 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	30,000	8,610	38,610	$1,524,709	$150,000
2007	30,000	3,464	33,464	$1,276,317
Change	0	5,146	5,146	$248,392

David P. O’Brien			independent
Age: 66		Calgary, Alberta, CANADA		Director since: 2001

Mr. O’Brien is a Corporate Director. In addition to the public board directorships listed below, Mr. O’Brien is a director of the C.D. Howe Institute and is also Chancellor of Concordia University and a Member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada. Mr. O’Brien was a director of Air Canada in April 2003 and resigned in November 2003.(14)

Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			9 of 10 (90%)
Governance Committee			2 of 2 (100%)
Human Resources Committee			5 of 5 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	19,164	25,876	45,040	$1,778,630	$150,000
2007	18,771	21,314	40,085	$1,528,842
Change	393	4,562	4,955	$249,788

W. Thomas Stephens			independent
Age: 65	Greenwood Village, Colorado, U.S.A.			Director since: 2007(15)

Mr. Stephens has been the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) since November 2004. He served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Master of Science in Industrial Engineering from the University of Arkansas.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007(16)
Board of Directors			5 of 5 (100%)
Health, Safety & Environment Committee			1 of 1 (100%)
Human Resources Committee			3 of 3 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	1,470	3,236	4,706	$185,840	$150,000

13  Management Proxy Circular 2008

D. Michael G. Stewart			non-independent(17)
Age: 56		Calgary, Alberta, Canada		Director since: 2006

Mr. Stewart is a corporate director and has been the Principal of the privately held Ballinacurra Group of investment companies since March 2002. He was a director of Esprit Exploration Ltd. (oil and gas) from May 2002 to September 2004; a director of Canada Southern Petroleum Ltd. from June 2003 to August 2004; a trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006 and a director of Creststreet Power & Income General Partner Limited, the General Partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 30 years.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with Honours from Queen’s University.

Board/Committee Membership(2)			Attendance at Meetings during Fiscal 2007
Board of Directors			10 of 10 (100%)
Health, Safety and Environment Committee			3 of 3 (100%)
Securities Held
	Common		Total of Common	Total Market Value of	Minimum
Year	Shares(3)(18)	DSUs(4)	Shares and DSUs	Common Shares and DSUs(5)	Required
2008	7,500	6,156	13,656	$539,275	$150,000
2007	7,500	3,026	10,526	$401,462
Change	0	3,130	3,130	$137,813

(1)	With the exception of Messrs. Benson, Draper, Joskow and Stephens, who are U.S. residents, all nominees are Canadian residents.

(2)	In addition to the Board meetings, there were four strategic issues sessions and one full day strategic planning session held in 2007.

(3)

The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(4)

The value of a Deferred Share Unit is tied to the value of TransCanada’s common shares. A Deferred Share Unit is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional Deferred Share Units for the value of dividends. A director cannot redeem Deferred Share Units until the director ceases to be a member of the Board. Canadian directors can then redeem their units for cash or shares, while U.S. directors can only redeem their units for cash.

(5)	Based on a share price of $38.14 on February 22, 2007 and $39.49 on February 25, 2008.

(6)	Canadian Airlines International Ltd. filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States on March 24, 2000.

(7)	Mr. Benson became the Chair of the Audit Committee effective April 27, 2007.

(8)

Mr. Burney is a member of the Government of Canada’s Independent Panel on Canada’s Future Role in Afghanistan, which resulted in him missing a Board and Audit Committee meeting in November 2007 when the panel met with Canadian and Afghan officials in Afghanistan.

(9)	The shares listed include 3,500 shares held by Mr. Hawkins’ wife.
(10)

Effective October 29, 2007, Mr. Jackson is no longer a non-voting member of the Audit Committee and Health, Safety and Environment Committee however, he remains a non-voting member of the Human Resources Committee and the Governance Committee. This is a result of the Board adopting the practice of holding simultaneous meetings of certain committees.

(11)	As the President and Chief Executive Officer of TransCanada, Mr. Kvisle is not considered independent.

(12)	Mr. Kvisle, as an officer of TransCanada and a non-independent Director, is not a member of any Board committees, but is invited to attend all committee meetings.

(13)	Effective April 27, 2007, Mr. MacNaughton was no longer a member of the Health, Safety and Environment Committee and subsequently became a member of the Governance Committee.

(14)

Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States.

(15)	Mr. Stephens previously served on the Board from 2000 to 2005.

(16)	Effective April 27, 2007, Mr. Stephens was elected to the Board and became a member of the Health, Safety and Environment Committee and the Human Resources Committee.
(17)

Mr. Stewart is not considered independent as he provided consulting services to TransCanada and received more than $75,000 in compensation during the 12 month period ending October 31, 2005. Mr. Stewart’s consulting contract terminated on December 31, 2005. Assuming no other factors affect his status as an independent director, he will be considered independent on November 1, 2008.

(18)	The shares listed include 500 shares held by Mr. Stewart’s wife.

Other Public Entity Directorships and Committee Memberships

The following table lists the public boards and committees (other than TransCanada and its affiliates) on which the nominees for election as director serve as of February 25, 2008.

NOMINEE	OTHER PUBLIC BOARD DIRECTORSHIPS	OTHER PUBLIC BOARD COMMITTEE MEMBERSHIPS

K.E. Benson	-	-

D.H. Burney	CanWest Global Communications Corp. (Chair)	Governance & Nominating; Human Resources
(TSX, NYSE)

W. K. Dobson	The Toronto-Dominion Bank	Corporate Governance
(TSX, NYSE, Tokyo)

E. L. Draper	Alliance Data Systems Corporation (NYSE)	Compensation

	Alpha Natural Resources, Inc.	Compensation (Chair)
(Lead Director) (NYSE)

	NorthWestern Corporation(1) (Non-Executive	-
Chair) (NASDAQ)

	Temple-Inland Inc. (Lead Director) (NYSE)	Compensation (Chair)

P. Gauthier(2)	Cossette Communication Group Inc. (TSX)	Audit

	Metro Inc. (TSX)	Audit; Human Resources

	Rothmans Inc. (TSX)	Audit; Corporate Governance (Chair); Human
Resources and Pension

	Royal Bank of Canada (TSX, NYSE)	Corporate Governance; Conduct Review and Risk
Policy

K. L. Hawkins	NOVA Chemicals Corporation (TSX, NYSE)	Audit (Chair); Human Resources (Chair)

S. B. Jackson	Cordero Energy Inc. (TSX)	Human Resources and Governance (Chair);
Technical

	Nexen Inc. (TSX, NYSE)	Audit & Conduct Review; Compensation & Human
Resources; Health, Safety, Environment and Social
Responsibility (Chair); Reserves Review

P. L. Joskow	Exelon Corporation (NYSE)	Audit; Energy Delivery Oversight; Risk Oversight

	Putnam Mutual Funds (Trustee)	Contract; Brokerage (Chair);
Executive; Communications, Service and Marketing;
Investment Oversight; Litigation

H. N. Kvisle	Bank of Montreal (TSX, NYSE)	Human Resources and Management Compensation

J. A. MacNaughton	Nortel Networks Corporation (TSX, NYSE)	Audit (Chair); Nominating and Governance

	Nortel Networks Limited(3) (TSX)	Audit (Chair); Nominating and Governance

D. P. O’Brien	EnCana Corporation (Chair) (TSX, NYSE)	Nominating & Corporate Governance (Chair);
Non-voting member of all other committees

	Molson Coors Brewing Company (TSX, NYSE)	Audit; Finance

	Royal Bank of Canada (Chair) (TSX, NYSE)	Corporate Governance & Public Policy (Chair);
Human Resources

15  Management Proxy Circular 2008

NOMINEE	OTHER PUBLIC BOARD DIRECTORSHIPS	OTHER PUBLIC BOARD COMMITTEE MEMBERSHIPS

W. T. Stephens	Putnam Mutual Funds (Trustee)	Audit

D. M. G. Stewart	Canadian Energy Services Inc.(4)	Audit (Chair)

	Pengrowth Corporation(5)	Compensation; Reserves, Operations,
Environmental, Health and Safety

(1)	NorthWestern Corporation, doing business as NorthWestern Energy.

(2)

Under the New York Stock Exchange rules, the Board must determine that simultaneous service on more than three audit committees of a public company will not impair the ability of the member to effectively serve on TransCanada’s Audit Committee. The Board has determined that such simultaneous service does not impair Mme. Gauthier’s ability to effectively serve on TransCanada’s Audit Committee.

(3)	Nortel Network Limited is the principal operating subsidiary of Nortel Networks Corporation.

(4)	The general partner of Canadian Energy Services L.P. (TSX).

(5)	The administrator of Pengrowth Energy Trust (TSX, NYSE).

Interlocking Directorships

The following table lists the public entities (other than TransCanada and its affiliates) on which the nominees for election as director serve together.

DIRECTOR	CORPORATION
P.L. Joskow
Putnam Mutual Funds
W.T. Stephens
P. Gauthier
Royal Bank of Canada
D.P. O’Brien

APPOINTMENT OF AUDITORS

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.

The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2007 and 2006 fiscal years are shown in the table below.

FEES(1) (in millions of dollars)	2007	2006
Audit Fees(2)	$6.27	$6.52
Audit-Related Fees(3)	0.07	0.07
Tax Fees(4)	0.06	0.22
All Other Fees(5)	0.00	0.07
TOTAL	$6.40	$6.88

(1)

The disclosure of audit fees paid has been revised to be based on aggregate fees billed during the fiscal year as opposed to aggregate fees for professional services rendered during the fiscal year. For comparison purposes, both the 2007 and the 2006 amounts have been disclosed based on the aggregate fees billed during the year.

(2)

Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

(3)

Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain pension plans.

(4)

Aggregate fees for primarily tax compliance and tax advice. The nature of these services consisted of: tax compliance including the review of income tax returns; and tax items and tax services related to domestic and international taxation including income tax, capital tax and Goods and Services Tax.

(5)

Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services consisted of advice related to compliance with the United States Sarbanes-Oxley Act of 2002.

Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish, and will respond to appropriate questions.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2009 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on November 27, 2008.

DESCRIPTION OF BOARD COMMITTEES AND THEIR CHARTERS

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

Each of the committees has the authority to retain advisors to assist in the discharge of its respective responsibilities. Each of the committees reviews its respective charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. Each of the committees also reviews its respective performance annually.

Each of the committees has a charter; the committee charters are published on TransCanada’s website at www.transcanada.com.

AUDIT COMMITTEE

Chair:  K.E. Benson

Members:  D.H. Burney, P. Gauthier, P.L. Joskow, J.A. MacNaughton

This committee is comprised of five independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada’s internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada’s audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all financial statements in prospectuses and other offering memoranda, any financial statements required by regulatory authorities and all prospectuses and documents which maybe incorporated by reference into a prospectus, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada’s pension plans.

Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule “A” of this Proxy Circular) is contained in TransCanada’s Annual Information Form for the year ending December 31, 2007 in the section “Corporate Governance - Audit Committee”. Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada’s profile and is published on TransCanada’s website at www.transcanada.com.

The committee oversees the operation of an anonymous and confidential toll-free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada’s website at www.transcanada.com, on its intranet for employees and in the Company’s Annual Report to shareholders.

The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives

17  Management Proxy Circular 2008

and reviews the external auditor’s formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada’s material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada’s policies and codes of business ethics, and reports on these matters to the Board. The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any significant changes to those plans relating to financial matters.

There were eight meetings of the Audit Committee in 2007 (six regularly scheduled and two special).

GOVERNANCE COMMITTEE

Chair:  W.K. Dobson

Members:  D.H. Burney, P.L. Joskow, J.A. MacNaughton, D.P. O’Brien

This committee is comprised of five independent directors and is mandated to enhance TransCanada’s governance through a continuing assessment of TransCanada’s approach to corporate governance. The committee is mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.

The committee reviews and reports to the Board on the performance of individual directors, the Board as a whole and each of the committees, in conjunction with the Chair of the Board. The committee also monitors the relationship between management and the Board, and reviews TransCanada’s structures to ensure that the Board is able to function independently of management. The committee chair annually reviews the performance of the Chair of the Board. The committee is also responsible for an annual review of director compensation and for the administration of the Share Unit Plan for Non-Employee Directors (1998), including the granting of units under the plan.

The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee ensures the Company has a best practice orientation package and monitors continuing education for all directors. In addition, the Committee has responsibility for oversight of the Company’s Strategic Planning process.

There were two meetings of the Governance Committee in 2007.

HUMAN RESOURCES COMMITTEE

Chair:  K.L. Hawkins

Members:  W.K. Dobson, E.L. Draper, D.P. O’Brien, W.T. Stephens

This committee is comprised of five independent directors and is mandated to review the Company’s human resources policies and plans, monitor succession planning and to assess the performance of the CEO and other senior officers of TransCanada against pre-established performance objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of TransCanada. A report on senior management development and succession is prepared annually for presentation to the Board. The committee reports to the Board with recommendations on the remuneration package for the CEO. The committee approves executive compensation plans, including actual compensation awards for the most senior officers and approves any major changes to TransCanada’s compensation and benefit plans. The committee considers and approves any changes to TransCanada’s pension plans relating to benefits provided under these plans. The committee approves grants under the Stock Option Plan and accruals pursuant to the Performance Unit Plan and has oversight responsibilities for the Executive Share Unit Plan, the Performance Share Unit Plan, the Stock Option Plan and the Performance Unit Plan. The Committee is also responsible for the review of the executive share ownership levels.

There were five meetings of the Human Resources Committee in 2007 (four regularly scheduled and one special).

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Chair:  E.L. Draper

Members:  P. Gauthier, K.L. Hawkins, W.T. Stephens, D.M.G. Stewart

This committee is comprised of five directors, four of whom are considered independent (all members other than Mr. Stewart), and is mandated to monitor the health, safety, security and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The committee also considers whether the implementation of TransCanada’s policies related to health, safety, security and environmental matters are effective, including policies and practices to prevent loss or injury to TransCanada’s employees and its assets, networks or infrastructure from malicious acts, natural disasters or other crisis situations. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada’s policies and procedures related to health, safety, security and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

There were three meetings of the Health, Safety and Environment Committee in 2007.

CHAIR’S PARTICIPATION IN COMMITTEES

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity. The Chair was a non-voting member of all committees of the Board up until October 29, 2007. Subsequent to that date, the Board adopted the practice of holding simultaneous meetings of certain committees and as a result, the Chair remained a non-voting member of the Governance and Human Resources Committees. The simultaneous sitting of certain committees allows more time to be available for each committee to focus on its respective responsibilities.

COMPENSATION OF DIRECTORS

TransCanada’s directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL. Since TransCanada does not hold any assets directly, other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all directors’ costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the boards and committees of TransCanada and TCPL run concurrently.

MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director (other than Mr. Kvisle who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director’s annual cash retainer fee. Directors have a maximum of five years to reach this level of ownership. The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing all or a portion of their retainer fees, attendance fees and travel fees into, or otherwise acquiring Deferred Share Units under, the Share Unit Plan for Non-Employee Directors (1998) (the “Deferred Share Unit Plan”), described under the heading “Share Unit Plan for Non-Employee Directors” below.

All of the directors have achieved the minimum share ownership.

19  Management Proxy Circular 2008

BOARD AND COMMITTEE REMUNERATION

TransCanada’s director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis TransCanada places on shareholder value by linking a portion of directors’ compensation to the value of common shares. The market competitiveness of director compensation is assessed against the Comparator Group (as defined under the heading “Executive Compensation and Other Information - Report on Executive Compensation”) and a general industry sample of Canadian companies of similar size and scope to TransCanada.

For the financial year ended December 31, 2007, each director who was not an employee of TransCanada, other than the Chair, was paid in quarterly installments in arrears as follows:

Retainer fee	$30,000 per annum
Committee retainer fee	$3,000 per annum
Committee Chair retainer fee	$4,000 per annum
Board and Committee attendance fee	$1,500 per meeting
Committee Chair attendance fee	$1,500 per meeting

The Chair, who was paid none of the directors’ fees outlined above, was paid a retainer fee of $330,000 per annum in respect of his duties as Chair, $3,000 per chaired Board meeting, and was reimbursed for certain office and other expenses. Approximately half of Mr. Jackson’s retainer fee for acting as Chair was paid in Deferred Share Units, which was represented by a grant of 5,000 Deferred Share Units. Mr. Jackson also elected to direct the remaining portion of his retainer fee to be paid in Deferred Share Units. Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings. Additionally, directors other than the Chair and the CEO receive, in respect of their service as directors, an annual grant of units under the Deferred Share Unit Plan, see “Share Unit Plan for Non-Employee Directors” below for details on this plan. Fees are paid quarterly and are pro-rated from the date of the director’s appointment to the Board and the relevant committees.

TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.

Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

Fees Paid to Directors in 2007

The following table sets out the total fees paid in cash and the value of the Deferred Share Units awarded or credited for each non-employee director in 2007 as at the date of the grant, unless otherwise stated. Mr. Kvisle, as an employee of TransCanada, receives no cash fees or Deferred Share Units as a director.

Directors may direct their retainer fees, attendance fees and travel fees to be paid in Deferred Share Units until the minimum share ownership guideline is reached, and are always entitled to direct all or a portion of their retainer fees, attendance fees and travel fees to be paid in Deferred Share Units. In 2007, Mr. Benson, Mr. Burney, Dr. Draper, Mr. Hawkins, Mr. MacNaughton and Mr. Stephens directed all of their retainer fees, attendance fees and travel fees to the Deferred Share Unit Plan. Ms. Gauthier and Mr. O’Brien directed their Board retainer fees to the Deferred Share Unit Plan. In addition, Mr. Jackson directed the cash portion of his Chair retainer fee as well as his Board attendance fee and travel fees to the Deferred Share Unit Plan. For further information on the Deferred Share Unit Plan, see the description under the heading “Share Unit Plan for Non-Employee Directors” below.

Board

Committee

Committee

Board

Committee

Strategic

Total Fees

Total Value

Total Cash &

	Retainer	Retainer	Chair	Attendance	Attendance	Travel	Planning	Paid in	of DSUs	Value of DSUs
Name	Fee	Fee	Retainer Fee	Fee	Fee	Fee	Sessions	Cash	Credited(1)	Credited(2)
K.E. Benson(3)(4)	$30,000	$3,000	$2,703	$13,500	$16,500	$12,000	$1,500	$0	$188,523	$188,523
D.H. Burney	30,000	6,000	N/A	12,000	13,500	7,500	1,500	0	179,820	179,820
W.K. Dobson(3)	30,000	6,000	4,000	15,000	13,500	6,000	1,500	76,000	109,320	185,320
E.L. Draper(3)(4)	30,000	6,000	4,000	15,000	16,500	10,500	1,500	0	192,820	192,820
P. Gauthier	30,000	6,000	N/A	15,000	16,500	7,500	1,500	46,500	139,320	185,820
K.L. Hawkins(3)	30,000	6,000	4,000	15,000	19,500	10,500	1,500	0	195,820	195,820
S.B. Jackson(5)	330,000	N/A	N/A	30,000	0	1,500	3,000	0	364,500	364,500
P.L. Joskow(4)	30,000	6,000	N/A	15,000	15,000	10,500	1,500	78,000	109,320	187,320
J.A. MacNaughton	30,000	6,000	N/A	15,000	16,500	7,500	0	0	184,320	184,320
D.P. O’Brien	30,000	6,000	N/A	13,500	10,500	1,500	1,500	33,000	139,320	172,320
H.G. Schaefer(3)(6)	12,725	1,945	1,296	7,500	16,500	0	0	39,967	0	39,967
W.T. Stephens(4)(7)	20,275	4,055	N/A	7,500	6,000	6,000	1,500	0	118,210	118,210
D.M.G. Stewart	30,000	3,000	N/A	15,000	9,000	1,500	1,500	60,000	109,320	169,320

(1)

Total Deferred Share Units credited includes the amount of the retainer fees, attendance fees and travel fees elected to be received in Deferred Share Units and the grant of 3,000 Deferred Share Units made in September 2007 to all directors except Mr. Stephens who received 2,000 Deferred Share Units (prorated from April 27, 2007), which had an initial cash value of approximately $36.44 per Deferred Share Unit.

(2)	Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.

(3)	The committee chair retainer fee amount includes per diem fees paid in addition to the committee retainer fee in respect of duties performed and meetings held in preparation for committee meetings.

(4)	U.S. directors are paid or credited these amounts, including Deferred Share Unit equivalents, based on U.S. dollars.

(5)

Mr. Jackson’s Board attendance fee includes the fee of $3,000 in respect of each Board meeting chaired. Approximately half of Mr. Jackson’s retainer fee for acting as Chair was paid in Deferred Share Units, which was represented by a grant of 5,000 Deferred Share Units in September 2007. These Deferred Share Units had an initial cash value of approximately $36.44 per Deferred Share Unit.

(6)

Mr. Schaefer’s retainer fee amount includes the fee of $3,000 in respect of duties performed as Vice-Chair from January 1, 2007 to April 27, 2007. Mr. Schaefer retired from the Board on April 27, 2007.

(7)	Mr. Stephens was elected to the Board on April 27, 2007. Mr. Stephens previously served on the Board from 2000 to 2005.

Share Unit Plan for Non-Employee Directors

The Share Unit Plan for Non-Employee Directors (1998) was established in 1998 and was amended and restated effective January 1, 2007. Prior to the January 1, 2007 amendment, the Deferred Share Unit Plan allowed eligible Board members, on a quarterly basis, to direct their annual directors’ retainer fee or, at the discretion of the Governance Committee, other Board related fees, to acquire units representing the right to acquire common shares or their cash equivalent. Subsequent to January 1, 2007, Board members are permitted to elect to receive any portion of their fees (including travel fees) in Deferred Share Units. The Deferred Share Unit Plan also allows the Governance Committee to grant units as additional directors’ compensation. In September 2007, a grant of 3,000 Deferred Share Units was made to each director other than the Chair, the CEO and Mr. Stephens. As the Chair of the Board, Mr. Jackson received 5,000 Deferred Share Units and Mr. Stephens received 2,000 Deferred Share Units as he joined the Board on April 27, 2007.

Initially the value of a Deferred Share Unit is equal to the market value of a common share at the time the directors are credited with the units. Thus each grant of 3,000 Deferred Share Units in September 2007 had an initial cash value of approximately $109,320.  Mr. Stephen’s grant of 2,000 units had an initial cash value of approximately $72,880 and Mr. Jackson’s grant of 5,000 units had an initial cash value of approximately $182,200. The value of a Deferred Share Unit, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each Deferred Share Unit accrues an amount equal to such dividends, which amount is then reinvested in additional Deferred Share Units at a price equal to the then market value of a common share. Deferred Share Units cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem for cash or common shares at their option. U.S. directors may only redeem for cash.

21  Management Proxy Circular 2008

EXECUTIVE COMPENSATION AND OTHER INFORMATION

REPORT ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee (the “Committee”) Report on Executive Compensation which outlines the policies of the Committee for determining the compensation of TransCanada’s CEO, Presidents, and Executive Vice-Presidents (collectively, the “Executives”).

COMMITTEE INFORMATION

Composition of the Committee

The Committee is composed of five directors, K.L. Hawkins (Chair), W.K. Dobson, E.L. Draper, D.P. O’Brien, and W.T. Stephens all of whom are independent, as required by securities regulations. There are no interlocking relationships between the members of the Committee or between any member of the Committee and any of TransCanada’s current Executives. The Committee reports to the Board on all material matters considered, recommended or approved by the Committee.

For further information on the composition and mandate of the Committee please refer to “Description of Board Committees and their Charters - Human Resources Committee”.  For further information on the independence of the Committee members please refer to “Schedule “A” - Disclosure of Corporate Governance Practices - Board of Directors.”

Committee Processes

The Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and benefit programs, and has instituted processes that enhance the Committee’s ability to effectively carry out its responsibilities. Examples of process steps that the Committee uses include:

•	holding in-camera sessions without Company management present prior to and following every regularly scheduled Committee meeting;

•	hiring external consultants and advisors and requiring their attendance at specified Committee meetings;

•	annually approving a Committee checklist that sets out the timetable of all regularly occurring accountabilities and that provides context for the discussion of related items;

•	using a two-step review process where most recurring items are provided for the Committee’s initial review at a meeting prior to the approval meeting;

•	conducting annual reviews of detailed compensation tally sheets and modeled compensation outcomes for the Executives;

•

granting stock options once per year during the concurrent annual deliberation of Total Direct Compensation for the Executives, and granting outside of that process only under extenuating circumstances.

The Committee directs management to gather information on its behalf, and provide initial analysis and commentary. The Committee reviews this material along with other information received from external advisors in its deliberations before considering and/or rendering decisions. The Committee has full discretion to adopt management recommendations or to alter them and to consult its own external advisors.

External Advice

The Committee engages its own consultants and, from time-to-time legal advisors, to gather information and deliver opinions and advice on various subjects including executive compensation, securities law and compensation disclosure practices.

EXECUTIVE COMPENSATION ADVISORY SERVICES

The Committee engaged the services of an individual consultant (the “Consultant”) from Towers Perrin to provide executive compensation consulting services to the Committee during 2007. The mandate of the Consultant was to provide an assessment of management’s proposals relating to the compensation of the Executives. In 2007, the Consultant provided services to the Committee in accordance with this mandate and attended portions of all Committee meetings, as requested by the Chair of the Committee. The fees paid to Towers Perrin in 2007 for the Consultant’s services to the Committee were approximately $107,000. The performance of the Consultant is reviewed and their engagement is approved by the Committee on an annual basis.

Under the mandate, the Consultant could also provide advice to management on significant changes to compensation philosophy or programs, or other compensation matters of the Company if the work was directed or approved by the Chair of the Committee. These additional services were not provided by the Consultant to TransCanada in 2007. In 2007, other, separate consultants from Towers Perrin did provide the Company with executive and non-executive compensation analysis, Board compensation analysis, benefit and pension actuarial consulting services for both U.S. and Canadian operations and the fees paid for these services were approximately $2.4 million. All service fees and related expenses paid to Towers Perrin, including those for the services of the Consultant, are reviewed by the Committee.

EXECUTIVE COMPENSATION PROGRAM

Compensation Philosophy

The design of TransCanada’s Executive Compensation Program is based on a compensation philosophy that:

•	supports employee attraction, engagement and retention;

•	is competitive with the external compensation market;

•	aligns executive interests with shareholders and customers; and

•	rewards accomplishments through “pay-for-performance”.

The Executive Compensation Program specifically provides for Total Direct Compensation which is a combination of base salary and performance-based incentives that reflect competitive pay in light of business achievement, fulfillment of individual objectives and overall job performance. The Committee approves, or recommends for approval, all remuneration to be awarded through the Executive Compensation Program.

Determining Individual Executive Compensation

Context For Decisions

All compensation awarded annually to the Executives under the following plans is considered for each individual and approved by the Committee or, in the case of the CEO, recommended by the Committee to the Board for approval. The Committee approves or recommends the compensation awards, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. However, the Committee is provided with summaries of the three-year history of awarded compensation, which is intended to provide further context for its annual decision-making.

Market Competitiveness

As one factor in the decision-making process, the Committee considers market compensation data provided by various external compensation sources. This data consists of summary compensation information from selected Canadian-based companies that are generally of similar size and scope to TransCanada, and represent the market in which TransCanada may compete for talent (the “Comparator Group”).

23  Management Proxy Circular 2008

The composition of the Comparator Group is reviewed annually by the Committee for its on-going business relevance to TransCanada. An overview of the 2006 characteristics of the Comparator Group, as compared to TransCanada, is provided in the following table:

	TransCanada	Comparator Group
INDUSTRY	North American Pipelines,	Canadian Oil and Gas, Pipelines,
	Power	Power, Utilities

LOCATION	Calgary	Principally Alberta

		MEDIAN	75th PERCENTILE
REVENUE(1)	$7.5 billion	$5.8 billion	$13.2 billion

MARKET	$21.6 billion	$21.0 billion	$44.7 billion
CAPITALIZATION(2)

ASSETS(1)	$25.9 billion	$15.3 billion	$18.4 billion

EMPLOYEES(1)	Approximately 2,350	3,010	4,802

(1)	Revenue, assets and number of employees reflect 2006 information.

(2)	Market Capitalization value noted is calculated as at October 31, 2007 by multiplying the monthly closing price by the quarterly common shares outstanding for the most recently available quarter.

Pay For Performance

PERFORMANCE OBJECTIVES

TransCanada’s Board sets annual corporate objectives directed at achieving the results required to deliver on TransCanada’s key longer-term strategies for growth and value creation.  The Committee then approves annual individual performance objectives for the Executives that align with these corporate objectives.  The objectives for both corporate and individual Executive performance reflect a combination of quantitative and qualitative measures with no pre-determined weightings assigned.

At the end of the fiscal year, the Board looks at the corporate results achieved and, following discussion with management, assesses the relative outcomes against these objectives.  To make this assessment, where appropriate, the Board looks at both absolute and relative performance against specific peer companies in order to give a balanced perspective of achievement against the pre-established objectives.

The Committee considers the Board’s assessment of corporate performance as general context for their review of individual Executive performance which, in turn, is then used to determine the Total Direct Compensation for the Executives.

AWARDING COMPENSATION

When awarding annual compensation to the Executives, the Committee considers actual performance and results achieved against performance objectives. The annual Total Direct Compensation an Executive is awarded will vary in accordance with the following guidelines:

If actual performance...	Total Direct Compensation will be...

meets objectives (satisfactory)	comparable to median compensation from the Comparator Group Total Direct Compensation data

exceeds objectives (above satisfactory)	comparable to above-median compensation(1)

falls short of objectives (below satisfactory)	adjusted downward from the previous year(2)

(1) The degree to which an Executive is compensated above the median is relative to his or her assessed performance level.

(2) The degree to which the pay is adjusted downward is relative to individual performance. However, the adjustment is typically made through variable and not fixed compensation.

2007 CORPORATE PERFORMANCE

The following is a summary of the performance categories, examples of some of the performance measures used in each respective category and highlights of results achieved in 2007.

PERFORMANCE	EXAMPLES OF PERFORMANCE	HIGHLIGHTS OF RESULTS ACHIEVED
CATEGORY	MEASURES	IN 2007
Financial Performance	• Earnings per share • Revenue • Funds generated from operations • Total Shareholder Return	• Strong financial performance in 2007 including:
• Net earnings of $1.22 billion ($2.31 per share)
increased from $1.08 billion ($2.21 per share) in
2006 - an increase of approximately five per cent
on a per share basis.
• Comparable earnings for the year of $1.107
billion ($2.09 per share) - an increase of
approximately 10 per cent on a per share basis
compared to 2006.
• Funds generated from operations for the year of
$2.621 billion - an increase of approximately 10
per cent from 2006.
• Annual dividend of $1.36 per share - an increase
of six per cent from an annual dividend of $1.28
per share in 2006.

Operational Excellence	• Costs	• Met departmental and common cost objectives while
	• Safety	achieving overall productivity gains in pipe and power
operations.
• Environment
• Top level safety performance compared with industry
peers.

• Named again to the Dow Jones Sustainability World
Index and the Dow Jones Sustainability North American
Index in 2007.

Maximize TransCanada’s	• Stakeholder relationships • Corporate reputation • Organizational and people strengths • Financial capacity and flexibility • Excellence in value-creating strategy, analysis and investment execution	• Continued outstanding performance on pipeline
competitive strength and		customer satisfaction and service, as reflected in
enduring value		external customer satisfaction surveys.
• Recognized for corporate governance practices in
external rankings and excellence in compensation disclosure by the Canadian Coalition for Good Governance.
• Significant progress toward becoming a higher
performing organization through implementation of
comprehensive leadership development and
performance management processes.
• Maintained strong financial capacity and credit ratings in Canada and the U.S. which has allowed the Company to complete large transactions.

25  Management Proxy Circular 2008

PERFORMANCE	EXAMPLES OF PERFORMANCE	HIGHLIGHTS OF RESULTS ACHIEVED
CATEGORY	MEASURES	IN 2007
Grow and maximize longer-term value of Pipeline and Energy businesses	• Progress on longer-term value adding initiatives • Greenfield projects • Completed acquisitions	•	Achieved negotiated settlements on Canadian Mainline
and GTN System
		•	Submitted a complete application for a license to
construct the Alaska Pipeline project under the Alaska
Gasline Inducement Act.
		•	Regulatory approvals received and commercial
arrangements progressed related to a number of core
infrastructure initiatives, including the Keystone oil
pipeline project.
		•	Continuing notable progress on longer-term initiatives
including liquefied natural gas opportunities, northern
gas pipeline development, Bruce A refurbishment and
restart, wind power projects.
		•	Successful integration of newly acquired U.S. pipeline
businesses or operations (ANR, Great Lakes, Northern
Border, Tuscarora).

The Committee and the Board were of the opinion that TransCanada’s 2007 performance delivered results that exceeded objectives in the areas of financial performance and growth and were above satisfactory on other notable objectives. Based on this corporate performance achievement and the assessment of individual performance, the Committee, in aggregate, awarded above-median Total Direct Compensation for Executives.

Value of Awarded Compensation

While annual compensation awards made to the Executives are based on current year corporate and individual performance, the ultimate value from longer-term components of the Total Direct Compensation awards is linked to, and dependent upon, TransCanada’s ability to replicate and sustain annual performance over the longer term.

To ensure that the Company’s longer-term compensation programs are effective in delivering on this intent, in 2007 the Committee reviewed modeled compensation scenarios for the Executives that illustrated the impact of various future corporate performance outcomes on previously awarded and outstanding compensation. The Committee found that the intended relationship between pay and corporate performance was appropriate for all of the Executives and that, in aggregate, the resulting compensation modeled under various corporate performance scenarios was reasonable, not excessive, and delivered the intended differentiation of compensation value.

Components of Total Direct Compensation

TransCanada’s Total Direct Compensation is structured with an emphasis on variable compensation. This places most of the Executive’s compensation at risk where the value ultimately received by the Executive is contingent on meeting or exceeding performance requirements. Disclosure of the actual components of Total Direct Compensation for the CEO, the Chief Financial Officer and the three other most highly compensated executive officers based on salary and bonus value earned and received during the 2007 financial year (collectively, the “Named Executive Officers”) is noted under the heading, “Executive Compensation Program - Elements of the Executive Compensation Program” below.

Elements of the Executive Compensation Program

In 2007, the Executive Compensation Program consisted of four direct compensation elements: base salary, short-term annual cash incentives, performance share units issued under the mid-term incentive plan and stock options issued under the long-term incentive plan. The following table provides an overview of these elements.

Component
of Total Direct	Type of	Average 2007
Compensation	Compensation	Pay Mix(1)	Element	Form	Plan	Performance Period

FIXED	Annual	22%	Base Salary	Cash	“Base Pay Program”	1 year

VARIABLE	Annual	29%	Short-term	Cash	“Incentive Compensation	1 year
			Incentive		Program”

	Longer-term	37%	Medium-	Performance	“Executive Share Unit	Up to 3 years with
			term	Share Units	Plan”	vesting at end of term
			Incentive

		12%	Long-term	Stock Options	“Stock Option Plan”	Vesting 33 1/3% each
			Incentive			year for 3 years with a
						7 year term

(1)

Pay Mix is the resulting relative value of each pay element following the determination of Total Direct Compensation. It is expressed as an aggregate average percentage of Total Direct Compensation for the Named Executive Officers. The relative value of Total Direct Compensation allocated to specific forms of variable compensation for individual Executives is aligned with the Executive’s ability to contribute to short, medium and long-term business results based on the Committee’s assessment.

Overview of Executive Compensation Elements

Fixed Compensation

BASE PAY PROGRAM

The Base Pay Program provides a fixed level of income based on the market value of a role. In accordance with TransCanada’s market-based compensation practices, all Executive roles are individually matched to similar roles in the Comparator Group. Base pay rates are typically targeted at the median of the market and are reviewed annually. Variance from the median could occur on the basis of sustained individual performance or material differences in an Executive’s responsibilities versus the market comparator role. Changes in base pay are typically made effective April 1st.

Variable Compensation - Annual

For Executives, the Committee has intentionally moved away from a formulaically driven variable compensation program to a program based on sound judgment and discretion at the Board and Committee levels. The Committee is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. For this reason, there are no pre-established weightings applied to measures or formulaic calculations used to determine payments for Executives from TransCanada’s performance-based annual variable compensation program. The Committee’s comprehensive assessment of the overall business performance of TransCanada, including corporate performance against stated objectives, business circumstances and, where appropriate, relative performance against peers, provides the context for individual Executive evaluations for annual variable compensation payments.

INCENTIVE COMPENSATION PROGRAM

Short-term incentives are awarded through the Incentive Compensation Program. The Incentive Compensation Program provides the opportunity to receive annual cash payments based on individual performance measured against pre-established annual business and individual objectives, within the context of overall corporate performance.

Corporate performance provides the baseline from which individual assessments are made. The actual incentive awards for the Executives are based on the Committee’s subjective and discretionary assessment of the Executive’s contribution to the corporate results based on his or her achievement against individual objectives. The awards are provided under the pay-for-performance guidelines noted above. Payments from the Incentive Compensation Program are made in the first quarter following the completion of the financial year.

Variable Compensation - Longer-Term

The total value of longer-term incentive compensation (“Total Long Term Incentive Value”) granted each year is established as part of an Executive’s overall performance-based Total Direct Compensation. Total Long Term Incentive

27  Management Proxy Circular 2008

Value is derived from the established Total Direct Compensation value minus Total Cash (the sum of Base Pay and actual awards from the Incentive Compensation program).

Once the Total Long Term Incentive Value has been established by the Committee, the value is then divided between the Executive Share Unit Plan and the Stock Option Plan. The Committee determines the actual division of Total Long Term Incentive Value in a given year at its discretion and takes into account a number of factors including:

•                   business strategy objectives;

•                   consideration of the funding requirements for awards from both plans;

•                   the individual plan designs and each Executive’s ability to impact medium and longer-term performance outcomes; and

•                   the valuation of grants.

Under this approach the Total Long Term Incentive Value could potentially be different year over year based on performance or operational considerations. As a result, the number of Executive Share Units and stock options granted each year may also vary. In recent years, approximately 70% to 80% of the Total Long Term Incentive Value has been awarded through the Executive Share Unit Plan and 20% to 30% through the Stock Option Plan.

EXECUTIVE SHARE UNIT PLAN

Medium-term incentives are granted through the Executive Share Unit Plan. The purpose of this plan is to align a portion of each participant’s compensation with medium-term performance objectives that support the interests of shareholders and other stakeholders. These performance objectives play a key role in the company’s strategy for growth and sustainability. Participants in this plan include all executive and senior management employees of TransCanada.

Under the Executive Share Unit Plan, Executives receive a provisional grant of notional units that is based on the allocated award value from Total Long Term Incentive Value divided by the price of TransCanada’s common shares at the time of grant. Vesting of the grants is subject to the attainment of specific business performance objectives set by the Committee at the time of grant. Throughout the three-year term of the grant, participants are provisionally credited with additional value from dividends declared and paid to TransCanada’s shareholders.

At the end of the grant term, actual results are compared against the performance objectives and participant unit totals are adjusted based on this assessment. The resulting total vested units are then valued based on the price of TransCanada’s common shares at the time of vesting. Participants receive a cash payment, less statutory withholdings, for their total settlement value.

In 2007, participants received a grant of units that was valued based on the volume-weighted average closing price for TransCanada’s common shares on the TSX for the five trading days prior to and including the grant date. The Committee established specific objectives for threshold, target and maximum performance levels, the achievement of which will adjust payment amounts as follows:

PERFORMANCE LEVEL	UNIT TOTAL ADJUSTMENT
Below threshold	zero units vest; no payment is made
At threshold	50% of units vest for payment
At target	100% of units vest for payment
At or above maximum	150% of units vest for payment

The performance measures that will be used by the Committee to determine the vesting of the 2007 grant consist of:

(1)	TransCanada’s absolute total shareholder return (“TSR”);

(2)	TransCanada’s relative TSR as compared to specified companies with which TransCanada may compete for capital (known as the “ESU Peer Group”); and

(3)	Corporate financial measures of earnings per share and funds generated from operations per share.

The Committee establishes performance criteria that cover a full range of performance outcomes including the potential for a zero payout. There are no pre-established weightings applied to these criteria nor are there formulaic calculations used to create the final performance achievement for the grant. The Committee uses its judgment and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achieved.

If the actual performance achievement is determined by the Committee to align at a point between threshold and target, or target and maximum levels, the Committee will determine the number of units that vest on a pro-rata basis. The formula to determine the value of the vested units is based on the volume-weighted average closing price of TransCanada’s common shares on the TSX during the five trading days immediately prior to and including the vesting date.

For the purposes of executive compensation disclosure, grants under the Executive Share Unit Plan are reported as long term incentives in this Proxy Circular.

STOCK OPTION PLAN

Long-term incentives are granted to the Executives through the Stock Option Plan. This plan aligns the Executives’ interests with the longer term growth and profitability of TransCanada, ultimately enhancing shareholder value. Participants benefit only if the market value of TransCanada’s common shares at the time of stock option exercise is greater than the market value of such shares at the time of grant. Only executive-level employees received grants from the Stock Option Plan in 2007.

For 2007, the exercise price of a stock option granted to Canadian executives was set as the volume-weighted average trading price for the five trading days preceding the date of the grant. Changes recently made to this price determination methodology are noted under “Changes Made to the Executive Compensation Program - Stock Option Plan Exercise Price Determination”, below.

Stock options granted in 2007 vest 33 1/3% on each anniversary of the grant date for a period of three years and expire seven years from the grant date.

SHARE OWNERSHIP GUIDELINES

The Committee believes that executives can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. In January 2003, all of the Executives and certain additional executive and senior-level employees of the Company were given guidelines to achieve an interest level that the Committee viewed as significant in relation to each employee’s base salary rate.

The level of ownership required under the Share Ownership Guidelines (the “Guidelines”) can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or through unvested units granted under the Executive Share Unit Plan. In June 2006, the Committee approved an amendment to the current Guidelines to require that at least 50% of the ownership level be TransCanada common shares or units of any TransCanada sponsored limited partnership. Unvested units from the Executive Share Unit Plan count to a maximum of 50% of the ownership level. Executives and other employees generally have five years to meet the ownership requirements based on either the date they are initially included under the Guidelines or when there is a material amendment made to the Guidelines.

The Committee receives regular updates on Executive ownership levels and conformity with the Guidelines. The following table sets out the Guideline ownership levels for the Named Executive Officers based on their base salary rate as of December 31, 2007 and the 20-day volume-weighted average closing price of TransCanada’s common shares at year end which was $39.77.

			ACTUAL GUIDELINE OWNERSHIP VALUE AS AT DECEMBER 31, 2007
Named Executive Officer	Minimum Ownership Requirement(1)	Minimum Guideline Ownership Value ($)	Value from Outstanding Executive Share Unit Plan Grants ($)(2)	Value from Common Shares or LP Units ($)		Total Value ($)	Multiple of Base Salary Rate (3)
H.N. Kvisle	3 times base salary	3,600,000	1,800,000	2,145,631	(4)	3,945,631	3.29
G.A. Lohnes	2 times base salary	740,000	370,000	351,249		721,249	1.95
R.K. Girling	2 times base salary	1,260,000	630,000	537,770		1,167,770	1.85
A.J. Pourbaix	2 times base salary	1,260,000	630,000	277,475		907,475	1.44
D.M. Wishart	2 times base salary	1,000,000	500,000	1,275,503		1,775,503	3.55

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(1)	Other senior employees of TransCanada have a minimum ownership requirement of one times base salary.
(2)	Under the Guidelines, the value from unvested units from the Executive Share Unit Plan is counted only to a maximum of 50% of the minimum ownership requirement.
(3)

The Named Executive Officers have until the end of 2010 to meet the requirements outlined in the most recent amendment to the Guidelines, with the exception of Mr. Lohnes who has until the end of 2011.

(4)	Mr. Kvisle, Director, President and Chief Executive Officer, held 53,951 common shares as of TransCanada as of December 31, 2007.

CHANGES MADE TO THE EXECUTIVE COMPENSATION PROGRAM

The following section provides information regarding recent design or practice changes that have been made to plans in TransCanada’s Executive Compensation program. These changes impact compensation values disclosed as compensation for the Named Executive Officers in the tables contained under the heading “Executive Compensation” below.

Stock Option Plan Granting Practice

In 2007, the Committee used a modified process to grant stock options to better support the Total Direct Compensation deliberation process. This process involved having the Committee determine the dollar values to be granted via the Stock Option Plan.

During their deliberation of Total Direct Compensation for Executives, the Committee was provided with the estimated number of stock options that would be granted to reflect proposed dollar values. The dollar values were converted to the number of stock options that were approved based on an economic value per stock option. An analysis of the economic value per option was provided by an external consulting firm.

Prior to 2007, a set number of stock options per participant were approved by the Committee and were generally rounded to the nearest 500 stock options.  Under the current practice there is no longer a rounding of the number of stock options granted.  This difference may be apparent when comparing the reported number of stock options granted for various years in the Summary Compensation Table and the Equity Compensation Plan Tables below.

Stock Option Plan Exercise Price Determination

For grants made prior to 2007, the exercise price for stock options was determined based on the greater of the closing price of TransCanada’s common shares on the grant date and the volume-weighted average trading price for the five days preceding the grant date. In February 2007, TransCanada revised the exercise price determination process in its Stock Option Plan to be the volume-weighted average trading price for the five days preceding the date of the grant. In November 2007, TransCanada further revised the exercise price of a stock option to be the closing market price of TransCanada common shares on the TSX for the last trading day immediately preceding the award date of the option. For more information, please refer to the section, “Equity Compensation Plan Information – Stock Option Plan”.

GRANDFATHERED EXECUTIVE COMPENSATION PLAN

The following section provides information pertaining to an executive compensation plan under which grants are no longer made. However, outstanding grants or awards from this noted plan continue to be disclosed as compensation for the Named Executive Officers in the various tables contained under the heading “Executive Compensation” below.

Performance Unit Plan

The Performance Unit Plan was established in 1995 and included participants in the executive and senior management employee groups. In July 2002, the Committee amended the plan so that, starting in 2003, no further grants would be made under the Performance Unit Plan but accruals on existing grants would continue until the last grants expire in 2012, if not redeemed prior to this date. Until 2003, one unit from the Performance Unit Plan was granted in tandem with each stock option granted under the Stock Option Plan.

Performance Unit Plan units vest three years after the grant date and are considered to be automatically redeemed on the tenth anniversary of the grant date. A vested Performance Unit Plan unit may be exercised for the dollar value accrued on the unit at any time prior to the tenth anniversary of the grant. However, a vested unit from the Performance Unit Plan may only be exercised if the stock option granted in tandem with the Performance Unit Plan unit is concurrently exercised, or has been previously exercised. If the underlying stock option is exercised before the Performance Unit Plan unit is vested, the Performance Unit Plan unit is forfeited.

In 2006, the Committee approved a few operational modifications to the Performance Unit Plan effective for 2007 onward, in order to maintain the alignment of this plan with the active plans. The most notable of these modifications are:

  the calculation of the maximum dividend accrual will be based on the dividends declared versus paid in a given year; and
  the performance outcome determined by the Committee for the Executive Share Unit grant that vests during the financial year in question will directly determine the awarding of the annual Performance Unit Plan accrual for that same year.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The components of Total Direct Compensation for the CEO are the same as those for the other Executives. Annually, the Committee makes recommendations to the Board regarding the CEO’s compensation based on the same market-based, performance-related criteria as for the other Executives.

Overview of Performance

The Committee assesses the performance of the CEO on the basis of achievement against his personal performance objectives that were approved by the Board at the beginning of the year, as well as his overall contribution to the performance of the Company. As with all other Executives, there are no pre-determined weightings assigned to the performance objectives.

In 2007, Mr. Kvisle’s personal objectives were focused on the areas of Value Creation, Creating a Strong Management Team, Building Relationships, Operational Excellence, Investor Confidence and Corporate Governance and Reputation.  The following provides a summary of the Committee’s assessment of Mr. Kvisle’s performance in these performance areas:

Value Creation

Mr. Kvisle played a key role in several major strategic initiatives during 2007. The Company welcomed over 1,100 new employees through the completion of several U.S. asset acquisitions, including the acquisition of ANR Pipeline and ANR Gas Storage. These assets were successfully integrated into the TransCanada organization and have generated accretive earnings in 2007. Under Mr. Kvisle’s leadership, the Company successfully negotiated

31  Management Proxy Circular 2008

tolling settlements for the Canadian Mainline and the GTN System. Significant progress was made on gaining the necessary approvals for the Keystone oil pipeline project and construction activities are set to begin in early 2008.

Mr. Kvisle also played a pivotal role in the continuing progress on longer-term initiatives including liquefied natural gas opportunities, northern gas pipeline development including the Alaska Pipeline, the Bruce A refurbishment and restart and various wind power projects.

Creating A Strong Management Team

Mr. Kvisle continued to lead the organization in its pursuit of high performance by championing the implementation of comprehensive leadership development and performance management processes.

Building Relationships

Mr. Kvisle provided leadership for the organization in continuing to develop strong relationships with key stakeholders including shareholders, customers, governments, regulators and First Nations. The Company’s annual customer satisfaction survey in 2007 reflected a very high regard customers have for the service provided by TransCanada.

Operational Excellence

The Company achieved success in effectively managing several major projects to budget despite significant market cost pressures. Mr. Kvisle continued to demonstrate his commitment to managing costs, providing outstanding customer service, and meeting or exceeding health, safety and environmental standards.

Investor Confidence

The corporate strategy developed under Mr. Kvisle’s leadership continued to deliver strong financial results allowing the Board to increase the dividend declared in 2007 from $1.28 per share to $1.36 per share. In April, Standard & Poor’s changed its outlook on TransCanada from A- with a ‘negative’ outlook to A- ‘stable’.

Corporate Governance and Reputation

Mr. Kvisle sets a high standard and encourages excellence in corporate governance for the Company. TransCanada gives consideration to following best practices in corporate governance and the Company has an excellent reputation in this regard as evidenced, for example, by the recognition TransCanada received from the Canadian Coalition for Good Governance in 2007 for excellence in compensation disclosure. The Company was again recognized externally in 2007 for its social responsibility and community investment practices.

Summary of Performance

The Committee assessed Mr. Kvisle’s results and concluded that his performance exceeded his individual objectives in 2007 and presented this conclusion to the Board.

The Board was also of the view that Mr. Kvisle’s overall achievements and performance exceeded his individual objectives in 2007, resulting in his Total Direct Compensation being positioned above median Total Direct Compensation for similar roles in the Comparator Group. In making this determination, the Board considered the achievement of the Company and Mr. Kvisle’s individual objectives (both financial and non-financial) as well as significant economic, industry and market circumstances that influenced the performance of TransCanada.

COMMITTEE SUMMARY

The Committee is satisfied that TransCanada’s current Executive Compensation Program reflects competitive market practices and the levels of compensation delivered under this program are relative to the company’s performance. The Committee fully understands and supports the implications of awarded compensation. The Committee will continue to monitor market conditions and modify TransCanada’s Executive Compensation Program, if required, to ensure it remains competitive and aligned with TransCanada’s compensation philosophy.

This Report on Executive Compensation is submitted on behalf of the voting members of the Human Resources Committee of the Board:

Chair:                    K.L. Hawkins

Members:              W.K. Dobson, E.L. Draper, D.P O’Brien, W.T. Stephens

PERFORMANCE GRAPH

The following chart compares TransCanada’s five-year cumulative total shareholder return to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 2002 in TransCanada’s common shares).

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Compound
	2002	2003	2004	2005	2006	2007	Annual Growth
TransCanada	100.0	127.0	141.6	180.8	207.7	214.5	16.5%
TSX	100.0	126.7	145.1	180.1	211.2	231.9	18.3%

REMUNERATION OF EXECUTIVE OFFICERS OF TCPL

The Executives also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

EXECUTIVE COMPENSATION

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are derived from compensation plans and programs that are described in detail under the section “Report on Executive Compensation” or from retirement arrangements reported under the section “Pension and Retirement Benefits” elsewhere in this Proxy Circular.

33  Management Proxy Circular 2008

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation earned in the 2007, 2006 and 2005 financial years by the Named Executive Officers.

	ANNUAL COMPENSATION					LONG-TERM COMPENSATION
						Awards		Payouts
						Securities	Shares or
					Other	Under	Units Subject
Name and Principal Position of					Annual	Options	to Resale	LTIP	All Other
the Named Executive Officers	Year		Salary(5) ($ )	Bonus(6) ($ )	Compensation(7)($ )	Granted(8) (#)	Restriction ($ )	Payouts(9)($ )	Compensation(10)($ )
H.N. Kvisle	2007		1,175,001	1,550,000	-	202,442	-	3,624,707	11,708
President &	2006		1,100,004	1,500,000	-	250,000	-	2,980,971	11,000
Chief Executive Officer	2005		1,050,003	1,300,000	-	160,000	-	1,852,433	10,417
G.A. Lohnes	2007		362,508	490,000	106,557	35,990	-	471,509	3,613
Executive Vice-President	2006	(1)	331,973	320,000	266,013	64,000	-	345,000	11,786
& Chief Financial Officer	2005	(2)	318,914	208,240	62,077	20,000	-	254,562	9,167
R.K. Girling	2007		602,502	900,000	-	107,326	-	1,263,779	5,979
President, Pipelines	2006	(3)	498,346	700,000	-	190,000	-	1,192,429	28,192
	2005		460,032	500,000	-	60,000	-	740,973	25,600
A.J. Pourbaix	2007		602,502	900,000	-	107,326	-	868,810	61,479
President, Energy	2006	(4)	494,172	700,000	-	190,000	-	1,064,734	71,065
	2005		440,001	500,000	-	60,000	-	740,973	49,691
D.M. Wishart	2007		475,005	550,000	-	64,267	-	936,860	46,708
Executive Vice-President,	2006		395,007	500,000	-	55,000	-	877,367	24,942
Operations & Engineering	2005		372,504	400,000	-	40,000	-	370,487	3,713

(1)

Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company (“Great Lakes”) until September 1, 2006. As such, the values denoted for the 2006 financial year represent compensation earned in this position for a four month period, combined with compensation earned for eight months in his previous position as President and Chief Executive Officer of Great Lakes. The values Mr. Lohnes received during his tenure as President and Chief Executive Officer of Great Lakes were provided in U.S. dollars (or equivalent value) but have been expressed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for 2006 of 1.2116 with the exception of the LTIP Payout which has been converted at 1.1340 based on the exchange rate as at the payment date of the grant.

(2)

These values reflect the compensation Mr. Lohnes received during his tenure as President and Chief Executive Officer of Great Lakes. Mr. Lohnes became President and Chief Executive Officer in August 2000 and during his term, Great Lakes was a pipeline joint venture owned equally by TransCanada and El Paso Corporation. The values denoted were provided to Mr. Lohnes in U.S. dollars (or equivalent value) but have been expressed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for 2005 of 1.3015 with the exception of the LTIP Payout which has been converted at 1.560 based on the exchange rate as at the date of grant.

(3)

Mr. Girling was appointed President, Pipelines in June 2006. As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Corporate Development and Chief Financial Officer for TransCanada.

(4)

Mr. Pourbaix was appointed President, Energy in June 2006. As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Power.

(5)	This column reflects actual base salary earnings during the noted financial year. Salary adjustments are typically effective April 1.
(6)

Amounts referred to in this table as “Bonus” are paid pursuant to the Incentive Compensation Program and are attributable to the noted financial year. Payments from the Incentive Compensation Program are made in the first quarter following the completion of the financial year.

(7)

This column includes payments made to Mr. Lohnes for tax equalization on exercised stock options of USD$124,842 for 2006, and USD$47,697 for 2005. The aforementioned payments are disclosed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for the financial year noted, namely 1.2116 for 2006, and 1.3015 for 2005. As part of his repatriation to Canada, Mr. Lohnes also received a one-time special tax-protected bonus payment of $200,000. This value is being paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The installments disclosed include tax reimbursements of $44,754 for 2006 and $41,557 for 2007.

The value of perquisites for each Named Executive Officer is less than $50,000 and 10% of total annual salary and bonus for the financial year and, as such, is not included in this column. For information, the average annual value for perquisites provided to the Named Executive Officers in 2007 was $32,882 and included such things as a car allowance or lease and the associated maintenance fees, Company paid parking, luncheon and/or recreation club memberships and financial counseling/tax preparation.

(8)

This column shows the total number of stock options granted under the Stock Option Plan to each of the Named Executive Officers during each of the financial years noted. Due to the corporate restructuring in June 2006 there was a special grant made to certain Named Executive Officers that was in addition to those granted during the annual determination of Total Direct Compensation in February. Specifically, Mr. Lohnes received an additional 50,000 options, Mr. Girling and Mr. Pourbaix each received an additional 100,000 options.

(9)	LTIP Payouts include the value of the payments made or to be made for the grants of Executive Share Units that vested and became eligible for payout in the noted financial year, namely:

Name	2007	2006	2005
H.N. Kvisle	$3,624,707	$2,980,971	$1,852,433
G.A. Lohnes	$256,655	$345,000	$254,562
R.K. Girling	$1,018,223	$1,192,429	$740,973
A.J. Pourbaix	$868,810	$1,064,734	$740,973
D.M. Wishart	$691,304	$877,367	$370,487

A portion of the value denoted for 2007 was provided to Mr. Lohnes in U.S. dollars (or equivalent value) and has been disclosed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate of 1.0748. In 2007 certain Named Executive Officers redeemed units from the Performance Unit Plan and received payments of accrued value, specifically Mr. Lohnes received $214,854, Messrs. Girling and Wishart each received $245,556. There were no Performance Unit Plan redemptions made by the Named Executive Officers in 2006 or 2005.

(10)

The amounts in this column include payments made to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Girling - $23,250 for 2006 and $21,000 for 2005; Mr. Pourbaix - $55,500 for 2007, $59,250 for 2006 and $39,000 for 2005; Mr. Wishart - $42,000 for 2007 and $21,000 for 2006.

This column includes TransCanada’s contributions under the 401K pension plan for Mr. Lohnes in the amounts of 10,653 for 2006 and $9,167 for 2005.  The aforementioned payments are disclosed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for the financial year noted, namely 1,2116 for 2006, and 1,3015 for 2005.

Also included in this column is the value of TransCanada’s contributions under the Employee Stock Savings Plan made on behalf of the Named Executive Officer for the noted financial year.

LONG-TERM INCENTIVE PLAN TABLES

Executive Share Unit Plan Grants

The following tables outline various outstanding grants made under the Executive Share Unit Plan.  General operation and performance criteria relating to this plan are described in the section, “Overview of Executive Compensation Elements; Variable Compensation – Longer-Term; Executive Share Unit Plan” in the Report on Executive Compensation, above.

2007 Executive Share Unit Plan Grants

The following table outlines the Executive Share Unit Plan grants that were approved in February 2007. These grants are still unvested and outstanding as at December 31, 2007 and have therefore not yet been recorded as LTIP Payouts in the Summary Compensation Table, above.

			ESTIMATED FUTURE PAYOUTS UNDER
	Securities,	Performance or	NON-SECURITIES-PRICE-BASED PLANS (units)(2)
	Units or Other	Other Period	Below
	Rights(1)	Until Maturation	Threshold	Threshold	Target	Maximum
Name	(#)	or Payout	(#)	(#)	(#)	(#)
H.N. Kvisle	58,806	Dec. 31, 2009	0	29,403	58,806	88,209
G.A. Lohnes	10,383	Dec. 31, 2009	0	5,192	10,383	15,575
R.K. Girling	30,964	Dec. 31, 2009	0	15,482	30,964	46,446
A.J. Pourbaix	30,964	Dec. 31, 2009	0	15,482	30,964	46,446
D.M. Wishart	18,541	Dec. 31, 2009	0	9,271	18,541	27,812

(1)  This is the grant of units under the Executive Share Unit Plan.

(2)  Does not include the units related to reinvested dividend value.

35  Management Proxy Circular 2008

2006 Executive Share Unit Plan Grants

The following table outlines the Executive Share Unit Plan grants that were approved in February 2006. These grants are still unvested and outstanding as at December 31, 2007 and have therefore not yet been recorded as LTIP Payouts in the Summary Compensation Table, above.

			ESTIMATED FUTURE PAYOUTS UNDER
	Securities,	Performance or	NON-SECURITIES-PRICE-BASED PLANS (units)(2)
	Units or Other	Other Period	Below
	Rights(1)	Until Maturation	Threshold	Threshold	Target	Maximum
Name	(#)	or Payout	(#)	(#)	(#)	(#)
H.N. Kvisle	52,391	Dec. 31, 2008	0	26,195	52,391	78,586
G.A. Lohnes	3,401	Dec. 31, 2008	0	1,701	3,401	5,102
R.K. Girling	16,893	Dec. 31, 2008	0	8,447	16,893	25,340
A.J. Pourbaix	16,893	Dec. 31, 2008	0	8,447	16,893	25,340
D.M. Wishart	8,958	Dec. 31, 2008	0	4,479	8,958	13,436

  (1)  This is the grant of units under the Executive Share Unit Plan.

  (2)  Does not include the units related to reinvested dividend value.

2005 Executive Share Unit Plan Grants

The following table outlines the Executive Share Unit Plan grants that were made in 2005 and vested in 2007. The table reconciles the value that was paid to the Named Executive Officers which is disclosed under LTIP Payouts in the Summary Compensation Table, above.

	Securities,
	Units or	Performance or	Vested	Vested	Vested
	Other	Other Period	Units From	Value From	Value From	Total
	Rights(1)	Until Maturation	Grants(2)	Grants(3)	Dividends(4)	Settlement(5)(6)
Name	(#)	or Payout	(#)	($)	($)	($)
H.N. Kvisle	65,320	Dec. 31, 2007	81,650	3,255,386	369,321	3,624,707
G.A Lohnes	4,441	Dec. 31, 2007	5,551	221,318	35,337	256,655
R.K. Girling	18,349	Dec. 31, 2007	22,936	914,458	103,765	1,018,223
A.J. Pourbaix	15,657	Dec. 31, 2007	19,571	780,296	88,514	868,810
D.M. Wishart	12,458	Dec. 31, 2007	15,572	620,856	70,448	691,304

(1)

This is the grant of units under the Executive Share Unit Plan that is used to determine vesting. The range of units that are eligible to vest under this grant are between 50% and 150%, based on performance between Threshold and Maximum, or 0% if Threshold performance is not met.

(2)	Based on the Committee’s assessment of the performance achieved against objectives, 125% of the granted units vested for settlement. This number does not include units related to reinvested dividends.

(3)	Vested units noted were valued at $39.87 per unit based on the five day volume-weighted closing price of common shares on the TSX at December 31, 2007.

(4)	The additional value related to the accrued value from dividends and paid relative to the vested unit total.

(5)	Includes both the Vested Value from Grants and Vested Value from Dividends. This settlement value is reported as an LTIP Payout in the Summary Compensation Table, above.

(6)

A portion of the Total Settlement value denoted here was provided to Mr. Lohnes in U.S. dollars (or equivalent value) and has been expressed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate as at the payment date of the grant, namely 1,0748.

Supplemental Disclosure – 2008 Executive Share Unit Plan Grants

Decisions regarding Executive Share Unit Plan grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the grants under the Executive Share Unit Plan made in 2008.

			ESTIMATED FUTURE PAYOUTS UNDER
	Securities,	Performance or	NON-SECURITIES-PRICE-BASED PLANS (units)(2)
	Units or Other	Other Period	Below
	Rights(1)	Until Maturation	Threshold	Threshold	Target	Maximum
Name	(#)	or Payout	(#)	(#)	(#)	(#)
H.N. Kvisle	75,245	Dec. 31, 2008	0	37,622	75,245	112,867
G.A. Lohnes	13,732	Dec. 31, 2008	0	6,866	13,732	20,598
R.K. Girling	37,622	Dec. 31, 2008	0	18,811	37,622	56,433
A.J. Pourbaix	37,622	Dec. 31, 2008	0	18,811	37,622	56,433
D.M. Wishart	22,573	Dec. 31, 2008	0	11,287	22,573	33,860

(1)	This is the grant of units under the Executive Share Unit Plan.

(2)	Does not include the units related to reinvested dividend value.

PERFORMANCE UNIT PLAN GRANTS OUTSTANDING

The following table outlines Performance Unit Plan grants made to the Named Executive Officers. The estimated future payouts set out in the table include all accruals up to and including the accrual approved for the most recently completed financial year. For further information on the material terms and general operation of the Performance Unit Plan, see the “Report on Executive Compensation - Grandfathered Executive Compensation Plan – Performance Unit Plan”.

			ESTIMATED FUTURE PAYOUTS UNDER NON-SECURITIES-PRICE-BASED PLANS(3)
	Securities,	Performance or			Settlement
	Units or Other	Other Period	Below		Value for
	Rights(1)	Until Maturation	Threshold(4)	Maximum(4)	2007(5)
Name	(#)	or Payout(2)	($)	($)	($)
H.N. Kvisle	150,000	25-Feb-12	0	1,015,350	-
	100,000	20-Mar-11	0	766,900	-
	42,500	27-Feb-11	0	325,933	-
	55,000	28-Feb-10	0	470,195	-
	50,000	01-Feb-10	0	427,450	-
	90,000	01-Sep-09	0	769,410	-
G.A. Lohnes	20,000	25-Feb-12	0	135,380	-
	17,500	27-Feb-11	0	134,208	-
	17,500	28-Feb-10	0	149,608	-
	0	9-Dec-07	0	214,854	214,854
R.K. Girling	65,000	25-Feb-12	0	439,985	-
	45,000	27-Feb-11	0	345,105	-
	45,000	28-Feb-10	0	384,705	-
	50,000	01-Feb-10	0	427,450	-
	20,000	29-Jul-09	0	170,980	-
	25,000	01-Mar-09	0	213,725	-
	25,000	03-Dec-08	0	213,725	-
	0	09-Dec-07	0	245,556	245,556

37  Management Proxy Circular 2008

			ESTIMATED FUTURE PAYOUTS UNDER
			NON-SECURITIES-PRICE-BASED PLANS(3)
Name	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout(2)	Below Threshold(4) ($)	Maximum(4) ($)	Settlement Value for 2007(5) ($)
A.J. Pourbaix	65,000	25-Feb-12	0	439,985	-
	35,000	27-Feb-11	0	268,415	-
	20,000	28-Feb-10	0	170,980	-
	20,000	01-Feb-10	0	170,980	-
	20,000	01-Mar-09	0	170,980	-
	17,500	03-Dec-08	0	149,608	-
D.M. Wishart	30,000	25-Feb-12	0	203,070	-
	35,000	27-Feb-11	0	268,415	-
	20,000	28-Feb-10	0	170,980	-
	20,000	01-Feb-10	0	170,980	-
	20,000	01-Mar-09	0	170,980	-
	0	09-Dec-07	0	245,556	245,556

(1)	As no further awards will be made under the Performance Unit Plan, it will be phased out over the remaining life of the outstanding units.

(2)

The exercise period for all Performance Unit Plan units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the Performance Unit Plan units maturing on February 1, 2010. These units were granted under a one time special performance incentive program which vested on February 22, 2002.

(3)	The Committee determined in January 2008 that $1.36 per outstanding Performance Unit Plan unit would accrue for 2007 in respect of the grants made from December 9, 1997 to February 25, 2002.

(4)

The Company is no longer including the “Threshold” and “Target” columns since the values reported were equal to the ones noted here in the “Maximum” column. Once the accrued value is approved by the Committee and assigned to each outstanding Performance Unit Plan unit, no further variance of future value may be applied. However, the plan does provide for a risk of zero value payments from the plan should the exercise provision in the plan not be met.

(5)

Values contained in this column are amounts received during the current financial year following the exercise of vested Performance Unit Plan units. A blank (“- “) denotes that there were no units exercised from the grant. A zero value denotes that all Performance Unit Plan units from the grant were forfeited. When applicable, settlement values are also reported as LTIP Payouts in the Summary Compensation Table, above.

Equity Compensation Plan Tables

2007 Stock Option Plan Grant

The following table outlines the grants made under the Stock Option Plan to each of the Named Executive Officers during the 2007 financial year.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2007(2)	Exercise Price ($/common share)(3)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
H.N. Kvisle	22-Feb-07	202,442	18.69%	38.10	38.10	22-Feb-14
G.A. Lohnes	22-Feb-07	35,990	3.32%	38.10	38.10	22-Feb-14
R.K. Girling	22-Feb-07	107,326	9.91%	38.10	38.10	22-Feb-14
A.J. Pourbaix	22-Feb-07	107,326	9.91%	38.10	38.10	22-Feb-14
D.M. Wishart	22-Feb-07	64,267	5.93%	38.10	38.10	22-Feb-14

(1)	On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)	Based on total stock options granted in 2007.

(3)	The exercise price is equal to the volume weighted average trading price of common shares on the TSX during the five trading days immediately prior to the grant date of the stock options.

Aggregate Stock Option Exercises During 2007 and 2007 Year-End Stock Option Values

The following table provides information relating to options exercised and the number or value of options outstanding as at December 31, 2007 for each of the Named Executive Officers.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	UNEXERCISED OPTIONS AT DECEMBER 31, 2007 (#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT DECEMBER 31, 2007(1) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
H.N. Kvisle	0	0	747,500	422,442	11,282,043	1,936,290
G.A. Lohnes	11,000	115,740	25,167	85,323	189,157	455,708
R.K. Girling	0	0	308,333	253,993	4,346,314	1,286,811
A.J. Pourbaix	0	0	200,833	253,993	2,356,139	1,286,811
D.M. Wishart	25,162	358,594	210,000	114,267	3,413,068	490,843

(1)

The value of unexercised “in-the-money” stock options at December 31, 2007 is the difference between the exercise price and the closing price of $40.54 per share of a common share on the TSX on December 31, 2007. The underlying stock options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

Supplemental Disclosure – 2008 Stock Option Plan Grants

Decisions regarding stock option grants are made annually by the Human Resources Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the stock option grants under the Stock Option Plan made in 2008.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2008(2)	Exercise Price(3) ($/common share)	Market Value of Common Shares Underlying Options on the Date of Grant(3) ($/common share)	Expiration Date
H.N. Kvisle	25-Feb-08	167,715	19.24%	39.75	39.75	25-Feb-15
G.A. Lohnes	25-Feb-08	30,608	3.51%	39.75	39.75	25-Feb-15
R.K. Girling	25-Feb-08	83,857	9.62%	39.75	39.75	25-Feb-15
A.J. Pourbaix	25-Feb-08	83,857	9.62%	39.75	39.75	25-Feb-15
D.M. Wishart	25-Feb-08	50,314	5.77%	39.75	39.75	25-Feb-15

(1)	On each anniversary date of the grant for a period of three years, one-third of these stock options vest and are Exercisable.

(2)	Based on total stock options granted on February 25, 2008.

(3)	Equal to the closing market price of common shares on the TSX for the last trading day immediately preceding the award date of the option.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TransCanada as the Human Resources Committee may from time to time determine. Starting in 2005, the Human Resources Committee determined that only executive-level employees will participate in the plan. The following provides key information regarding the Stock Option Plan provisions:

▪   The plan was first approved by shareholders in 1995;

▪   As at February 25, 2008, there were approximately:

▪	9,217,941 common shares issuable upon the exercise of outstanding stock options; this represents 1.7% of issued and outstanding common shares;

▪	4,133,117 common shares remaining available for issuance; this represents 0.8% of issued and outstanding common shares;

▪	17,148,942 common shares have been issued upon the exercise of stock options, representing 3.2% of issued and outstanding common shares of the Company; and

39  Management Proxy Circular 2008

•      The exercise price for unexercised issued stock options ranges from $10.03 to $39.75, with expiry dates ranging from December 3, 2008 to February 25, 2015.

In addition to the amendments which were disclosed in the February 22, 2007 Management Proxy Circular and approved by shareholders, where applicable, there were two additional amendments to the Stock Option Plan that occurred during 2007 that did not require shareholder approval. First, the definition of “retirement” was revised to ensure that the interpretation is consistent with the plan’s intent. Second, in order to maintain compliance with U.S. tax law, the definition of “exercise price” was amended to provide that the exercise price of a stock option be the closing market price of common shares on the TSX for the last trading day immediately preceding the award date of the option. This amendment was approved by the TSX. Related to the amendment of the definition of “exercise price”, the exercise price of stock options that were granted to United States tax filers on February 22, 2007 was increased retroactively from $38.10 (the exercise price based on the plan provisions at the time of the grant) to $38.14 (the closing price of TransCanada’s common shares the day of the grant). None of the named Executive Officers are United States tax filers, and as such were not impacted by this exercise price increase.

An amending provision was approved by shareholders at the April 27, 2007 Annual and Special meeting of Shareholders whereby the Human Resources Committee is permitted to amend certain items of the Stock Option Plan without shareholder approval and certain amendments require shareholder approval. Among other things, shareholder approval is required for an increase in the number of shares available for issuance under the plan, lowering the exercise price of a previously granted option, the cancellation and reissue of an option and to extend the expiry date of an option beyond its original expiry date.

Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of options granted in that fiscal year and the number of common shares that may be reserved for issuance to insiders, or issued within any one year period, under all of TransCanada’s security based compensation arrangements cannot exceed 10% of TransCanada’s issued and outstanding common shares. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitations. Stock options cannot be transferred or assigned by participants other than a personal representative being permitted to exercise stock options in the case of death of a participant or if a participant is unable to manage his or her affairs.

Stock options granted as of 2003 onward vest as to one-third on each anniversary of the grant date for a period of three years and have a seven year term.

The following table outlines the action currently prescribed for grants under the Stock Option Plan. Unless a stock option expires earlier, as outlined below, stock options expire on the seventh anniversary of the date of the grant:

Event	Action
Resignation

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Retirement

All outstanding stock options vest and become exercisable as at the date of retirement and the participant may exercise these, and all other vested and exercisable stock options no later than three years past the date of retirement.

Termination without cause

The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Termination for cause

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Death	All outstanding stock options vest and become exercisable as at the date of death and may be exercised no later than the first anniversary of the date of death.

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the Stock Option Plan, the weighted average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the Stock Option Plan, all as at December 31, 2007.

	Number of securities		Number of securities remaining
	to be issued upon	Weighted-average	available for future issuance under
	exercise of	exercise price of	equity compensation plans (excluding
	outstanding options	outstanding options	securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans
approved by security holders	8,609,320	$27.32	5,004,850

Equity compensation plans not
approved by security holders	Nil	Nil	Nil

TOTAL	8,609,320	$27.32	5,004,850

PENSION AND RETIREMENT BENEFITS FOR EXECUTIVES

PENSION AND RETIREMENT BENEFITS

Effective January 1, 2008, TransCanada’s Pension Plans have been amended to allow existing and new employees with less than 10 years of service with TransCanada the choice of either participating in the Pension Plans or receiving an annual 7% contribution to a new TransCanada Savings Plan.  Participation in the Pension Plans is mandatory at 10 years of service.

Base Pension Plan

All TransCanada Canadian employees participate in the TransCanada Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan.

The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee’s age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

1.25% of an employee’s Highest		1.75% of an employee’s	multiplied by	the employee’s years of credited
Average Earnings(1)	plus	Highest Average Earnings		service in the Registered Pension Plan
up to the Final Average(2) YMPE(3)		above the Final Average YMPE		(“Credited Pensionable Service”)

(1)

“Highest Average Earnings” means the average of an employee’s best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. “Pensionable Earnings” means an employee’s base salary plus actual payments from the Incentive Compensation Program up to a pre-established maximum amount as provided in the plan. Pensionable Earnings do not include overtime, shift and premium differentials or any other forms of compensation.

(2)

“Final Average YMPE” means the average of the year’s maximum pensionable earnings in effect for the latest calendar year from which earnings are included in an employee’s highest earnings calculation plus the two previous years.

(3)	“YMPE” means Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,333 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $146,000 per annum.

Supplemental Pension Plan

All TransCanada employees with pensionable earnings over the Income Tax Act (Canada) ceiling of approximately $146,000, including the Named Executive Officers, participate in the Company’s non-contributory defined benefit

41  Management Proxy Circular 2008

Supplemental Pension Plan. Approximately 525 TransCanada employees currently participate in the Supplemental Pension Plan.

The Registered Pension Plan and Supplemental Pension Plan were amended at January 1, 2007 to change from an earnings maximum approach, where the earnings are capped each year based on the maximum annual benefit accrual under the Income Tax Act (Canada), to a hold harmless approach, where the maximum amount allowable under the Income Tax Act (Canada) will be paid from the Registered Pension Plan and the remainder is paid from the Supplemental Pension Plan. The overall benefit remains the same.

The Supplemental Pension Plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Subject to the Board’s approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

The annual pension benefit under the Supplemental Pension Plan is equal to 1.75% multiplied by the employee’s Credited Pensionable Service multiplied by the amount by which such employee’s Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and is recognized under the Registered Pension Plan.

Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

Under the Registered Pension Plan and the Supplemental Pension Plan, TransCanada employees, including the Named Executive Officers, will receive the following normal form of pension:

(a)           in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant’s designated joint annuitant; and

(b)           in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants, a monthly pension payable for life with payments to the participant’s estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

The following table sets out the estimated annual defined benefit plan benefits (based on the “joint and 60% survivor” method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following Highest Average Earnings and Credited Pensionable Service. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan or the Québec Pension Plan.

Highest Average	YEARS OF CREDITED PENSIONABLE SERVICE
Earnings	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$ 400,000	$68,000	$102,000	$136,000	$170,000	$203,000	$237,000
600,000	103,000	154,000	206,000	257,000	308,000	360,000
800,000	138,000	207,000	276,000	345,000	413,000	482,000
1,000,000	173,000	259,000	346,000	432,000	518,000	605,000
1,200,000	208,000	312,000	416,000	520,000	623,000	727,000
1,400,000	243,000	364,000	486,000	607,000	728,000	850,000
1,600,000	278,000	417,000	556,000	695,000	833,000	972,000
1,800,000	313,000	469,000	626,000	782,000	938,000	1,095,000
2,000,000	348,000	522,000	696,000	870,000	1,043,000	1,217,000
2,200,000	383,000	574,000	766,000	957,000	1,148,000	1,340,000
2,400,000	418,000	627,000	836,000	1,045,000	1,253,000	1,462,000
2,600,000	453,000	679,000	906,000	1,132,000	1,358,000	1,585,000
2,800,000	488,000	732,000	976,000	1,220,000	1,463,000	1,707,000
3,000,000	523,000	784,000	1,046,000	1,307,000	1,568,000	1,830,000

Based on their current Highest Average Earnings and assuming the Named Executive Officers remain employed by TransCanada until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force substantially in their present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable set out below under their names.

	H.N. Kvisle(1)	G.A. Lohnes(2)	R.K. Girling(3)	A.J. Pourbaix(3)	D.M. Wishart
Years of Credited Service to December 31, 2007	16.33	14.33	12.00	12.00	10.59

Accrued Pension at December 31, 2007 and Payable at age 60	$584,000	$100,000	$160,000	$155,000	$115,000

Years of Credited Service to age 60	23.16	22.92	26.50	29.58	17.50

Annual Benefit Payable at age 60	$832,000	$160,000	$361,000	$392,000	$191,000
(1)

In 2002, the Human Resources Committee approved an arrangement with Mr. Kvisle to grant him additional credited pensionable service. The arrangement resulted in him receiving five years of additional credited pensionable service in 2004 on his fifth anniversary date with TransCanada. In addition, for each year after 2004, until and including 2009, Mr. Kvisle will be granted one additional year of credited pensionable service on the date of the anniversary of his employment. All such additional service will not exceed ten additional years of credited pensionable service and is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)

Mr. Lohnes continued to accrue credited service in the Canadian Registered Pension Plan and Supplemental Pension Plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. Base Salary and actual payments from the Incentive Compensation Program up to a pre-established maximum amount as provided in the plan.

(3)

In 2004, the Human Resources Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional credited pensionable service. Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each received an additional three years of credited pensionable service on that date which are to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

Fiscal 2007 Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension expense related to services provided in the 2007 year for each of the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2007 and the actuarial assumptions used for the year.

Name	Fiscal 2007 pension expense related to service and compensation
H.N. Kvisle	$1,324,000
G.A. Lohnes	$181,000
R.K. Girling	$594,000
A.J. Pourbaix	$575,000
D.M. Wishart	$467,000

Accrued Pension Obligations

As at December 31, 2007, TransCanada’s accrued obligation for the Supplemental Pension Plan was approximately $208.0 million. The 2007 current service costs and interest costs of the Supplemental Pension Plan were approximately $5.7 and $10.0 million, respectively, for a total of $15.7 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 21 (Employee Future Benefits) of the Notes to TransCanada’s 2007 Consolidated Financial Statements which are available on the Company’s website at www.transcanada.com and filed on SEDAR at www.sedar.com.

The accrued pension obligations for the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2007 expense attributed to

43  Management Proxy Circular 2008

service and compensation, as well as the normal increases to pension obligations arising from the annual valuation of the Company’s pension plans. The normal increases include interest on the beginning of year obligations and changes in interest rate assumptions as a result of changes in long-term bond yields.

Name	Accrued obligation at December 31, 2006(1) (A)	Change in accrued obligation for 2007(1, 2) (B)	Accrued obligation at December 31, 2007(1) (C) = (A) + (B)
H.N. Kvisle	$7,537,000	$1,510,000	$9,047,000
G.A. Lohnes	$1,640,000	$266,000	$1,906,000
R.K. Girling	$1,751,000	$696,000	$2,447,000
A.J. Pourbaix	$1,679,000	$664,000	$2,343,000
D.M. Wishart	$1,487,000	$519,000	$2,006,000
(1)

The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the Company’s 2006 and 2007 consolidated financial statements. As the assumptions reflect the Company’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(2)	Excluded from the change in accrued obligation for 2007 is the impact of investment returns on the Company’s pension plan assets.

Savings Plan

New or eligible employees that opt out of the Pension Plan and participate in the TransCanada Savings Plan will receive a Company contribution equal to 7% of base salary plus 7% of annual incentive compensation paid up to a set percentage. The Savings Plan offers a selection of mutual funds (RRSP or taxable accounts). Vesting in the plan is immediate and withdrawals from the plan are allowed at any time. Participants in the Savings Plan have the opportunity to re-enter the Pension Plan on an annual basis, but must re-enter the Pension Plan at 10 years of service.  Currently no Named Executive Officers with less than ten years of service have elected this option.

EXECUTIVE SEPARATION AGREEMENTS

Executive separation agreements with the Executives (including each of the Named Executive Officers) outline the terms and conditions applicable in the event of the Executive’s separation from TransCanada due to retirement, termination (with or without cause), resignation (with or without good reason), disability or death. Good reason is an event which constitutes a constructive dismissal of the Executive. A change of control by itself without an event that constitutes constructive dismissal would not be good reason.

The following table summarizes the material terms and provisions that apply in the event of termination without cause or resignation with good reason.

Severance Payment

Annualized salary rate as of the termination date, plus the average of the previous three years’ annual short-term compensation plan payments (the “Annual Compensation”), multiplied by a notice period.(1)

Benefits	Continuation of benefits during the notice period or a cash payment in lieu of continued benefits.
Perquisites	A cash payment for perquisites the Executive would have received during the notice period.
Pension

Continued accrual of pensionable service until the earlier of retirement, death and expiry of the notice period.(2) However, if the termination date is within two years of a change of control, then the Executive would immediately receive the credit of pensionable service as though the full notice period has occurred and any vesting requirements under the pension plans would be deemed to have been met upon a change of control.

Short-term Compensation

A cash amount equal to the average amount of the annual bonus paid to the Executive in respect of the three years prior to the year in which the termination occurs, pro-rated based on the number of days of service in the year in which the termination occurs up to the termination date.

Mid-term Compensation

If the termination date is within two years of a change of control, all unvested grants under the Executive Share Unit Plan shall be deemed vested and shall be paid out in cash to the Executive. Otherwise, the Executive is provided with a pro-rated payment. This payment is based on the granted dollar value and the number of months the Executive participated in the grant term prior to termination (as per other plan participants).

Long-term Compensation

The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest during the notice period.

(1)	In the case of Mr. Kvisle, the President and CEO, the notice period is three years. In the case of the other Executives, the notice period is two years.
(2)

For Mr. Kvisle, the President and CEO, Mr. Girling, President Pipelines and Mr. Pourbaix, President Energy, their respective notice periods would also be considered in the calculation of additional credited pensionable service as agreed to in their specific arrangements as described below.

A change of control includes (but is not limited to) another entity becoming the beneficial owner of more than 20% of the voting shares of TransCanada or more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada). A change of control in itself does not trigger any cash payments under the agreements. However, in the month following the one year anniversary after a change of control, Mr. Kvisle may provide notice of his intention to leave TransCanada and receive all of the entitlements of a resignation for good reason.

The following table summarizes the material terms and provisions provided for all Executives under the executive separation agreements in the event of a change of control.

Mid-term Compensation

If the Executive’s termination date is within two years of a change of control, all unvested grants under the Executive Share Unit Plan shall be deemed vested and shall be paid out in cash to the Executive.

Long-term Compensation

Following a change of control, there is an acceleration of stock option vesting under the Stock Option Plan. If for any reason the Company is unable to affect the acceleration of such vesting, the Company will pay the Executive a cash payment. This payment would be equal to the net amount of compensation the Executive would have received if the Executive had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

The agreements provide that TransCanada may elect to take advantage of a non-competition provision effective for a period of 12 months from the date of termination upon payment to the Executive of an amount valued at one additional year of Annual Compensation.

SUPPLEMENTAL DISCLOSURE – TOTAL DIRECT COMPENSATION AWARDS

Annually, the Committee approves compensation awards that deliver market competitive and performance-relevant Total Direct Compensation, which is a combination of base salary and variable incentives, to the Executives. TransCanada also considers the annual value of the Base and Supplemental Pension Plans to be an integral part of the Company’s Executive Compensation Program and, as such, the values are provided for reference.

For all tables in this section, the following definitions are applicable for the noted compensation elements:

“Annual Base Salary”	Unless otherwise noted, the annual base salary rate as at April 1st of the noted financial year.
“Cash Bonus”

The total lump-sum cash award under the Incentive Compensation Program for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.

“ESUs”

The value granted under the Executive Share Unit Plan on the date of grant. The number of units granted for each financial year is based on this grant value and is reported in the various Executive Share Unit Plan Grant tables in the section “Long-Term Incentive Plan Tables”.

The number of units that vest from these grants is subject to specified performance conditions over a three- year period. Payments received from vested units are variable based on the valuation price as of the date of vesting.

“Stock Options”

The stock option values are based on the number of stock options granted for each financial year as reported in the Summary Compensation Table multiplied by an economic value per stock option. A valuation of the economic value of each stock option grant is provided by an external consulting firm. This valuation methodology considers, among other things, the exercise price on the date of grant and the seven year term of the options. This method may not be identical to the methods or assumptions used by other companies, and as such, may not be directly comparable to other companies.

“Annual Pension Expense”

Pension expense related to the year of service under both the Registered Pension Plan and the Supplemental Pension Plan. The amount includes the impact of differences between actual compensation paid in the financial year and the actuarial assumptions used for that year. The value noted is rounded to the nearest one thousand dollars.

45  Management Proxy Circular 2008

The following tables outline the value of Total Direct Compensation awarded to the Named Executive Officers as determined by the Committee for the last three financial years.

H.N. Kvisle	2007	2006	2005
	($)	($)	($)
FIXED
Annual Base Salary	1,200,000	1,100,000	1,100,000

VARIABLE
Cash Bonus	1,550,000	1,500,000	1,300,000
ESUs	2,378,696	1,917,500	1,940,004
Stock Options	771,304	782,500	360,000

Total Direct Compensation	5,900,000	5,300,000	4,700,004
Annual Pension Expense	1,324,000	713,000	1,604,000

G.A. Lohnes	2007	2006(1)	2005(2)
	($)	($)	($)
FIXED
Annual Base Salary	370,000	340,000	272,664

VARIABLE
Cash Bonus	490,000	320,000	208,240
ESUs	420,000	124,477	131,898
Stock Options	137,122	186,320	45,000

Total Direct Compensation	1,417,122	970,797	657,802
Annual Pension Expense	181,000	626,000	71,583

(1)

The value noted for Annual Base Salary reflects Mr. Lohnes’ rate of pay as of June 1, 2006 following his appointment to the position of Executive Vice-President and Chief Financial Officer for TransCanada. The value noted for Stock Options reflects the total from two grants, namely $43,820 from the annual grant in February and $142,500 from a special one-time grant in June.

(2)

These values reflect the compensation Mr. Lohnes was awarded during his tenure as President and Chief Executive Officer of Great Lakes. Mr. Lohnes became President and CEO in August 2000 and during his term, Great Lakes was a pipeline joint venture owned equally by TransCanada and El Paso Corporation. The values denoted were provided to Mr. Lohnes in U.S. dollars (or equivalent value) but are expressed here in Canadian dollars based on the Bank of Canada’s average annual exchange of 1.3015 for 2005.

	R.K. Girling	2007	2006(1)	2005
		($)	($)	($)
	FIXED
	Annual Base Salary	630,000	520,000	460,000

	VARIABLE
	Cash Bonus	900,000	700,000	500,000
	ESUs	1,252,500	618,300	544,965
	Stock Options	408,912	566,700	135,000

	Total Direct Compensation	3,191,412	2,405,000	1,639,965
	Annual Pension Expense	594,000	384,000	158,000
(1)

The value noted for Annual Base Salary reflects Mr. Girling’s rate of pay as of June 1, 2006 following his appointment to the position of President, Pipelines. The value noted for Stock Options reflects the total from two grants, namely $281,700 from the annual grant in February and $285,000 from a special one-time grant in June.

A.J. Pourbaix	2007	2006(1)	2005
	($)	($)	($)
FIXED
Annual Base Salary	630,000	520,000	450,000

VARIABLE
Cash Bonus	900,000	700,000	500,000
ESUs	1,252,500	618,300	465,103
Stock Options	408,912	566,700	135,000

Total Direct Compensation	3,191,412	2,405,000	1,550,013
Annual Pension Expense	575,000	393,000	218,000

(1)

The value noted for Annual Base Salary reflects Mr. Pourbaix’s rate of pay as of June 1, 2006 following his appointment to the position of President, Energy. The value noted for Stock Options reflects the total from two grants, namely $281,700 from the annual grant in February and $285,000 from a special one-time grant in June.

D.M. Wishart	2007	2006	2005
	($)	($)	($)
FIXED
Annual Base Salary	500,000	400,000	380,000

VARIABLE
Cash Bonus	550,000	500,000	400,000
ESUs	750,000	327,850	370,003
Stock Options	244,857	172,150	90,000

Total Direct Compensation	2,044,857	1,400,000	1,240,003
Annual Pension Expense	467,000	154,000	155,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, or former executive officer or director of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada or any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TransCanada has purchased, at its expense, Directors’ and Officers’ Liability Insurance with a policy limit of US$175 million in the aggregate (Side A – Directors and Officers and Side B – Corporate), subject to a deductible in respect of corporate reimbursement of US$5 million for each loss and an additional policy limit of US$25 million for non-indemnifiable losses only (Side A – Directors and Officers). Generally, under this insurance TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), bodily injury, property damage or engineering professional services and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada. For the year ended December 31, 2007, the total annual premium in respect of such insurance was US$2,053,040 which was paid entirely by TransCanada.

47  Management Proxy Circular 2008

Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada’s Corporate Secretary at 450 - First Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company’s financial statements, MD&A and corporate governance related materials at www.transcanada.com.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

Chair of the Board of Directors

TransCanada Corporation

450 - First Street S.W.

Calgary, Alberta

T2P 5H1

DIRECTORS’ APPROVAL

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

Donald J. DeGrandis

Corporate Secretary

Dated at Calgary, Alberta

February 25, 2008

Schedule “A”

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TransCanada’s management are committed to the highest standards of corporate governance. TransCanada’s corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the New York Stock Exchange (“NYSE”) applicable to foreign issuers and of the U.S. Securities and Exchange Commission (“SEC”), and those mandated by the United States Sarbanes-Oxley Act of 2002 (“SOX”). As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on its website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA’s Multilateral Instrument 52-110 pertaining to audit committees (“Canadian Audit Committee Rules”); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Canadian Governance Guidelines”). TransCanada’s principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. TransCanada also believes that director, management and employee honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company’s corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada’s Board. The Board is charged with making this determination. The Board is currently comprised of 13 directors, of whom 11 (85%) were determined by the Board in 2007 to be independent directors. Thirteen nominees are being put forward for election at the Meeting, 11 (85%) of whom have been determined by the Board to be independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of “independent” in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conforms with the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle and Mr. Stewart, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada.

Mr. Kvisle, as the President and CEO of TransCanada, is not independent. Mr. Stewart was determined not to be independent as the company of which he is the sole shareholder provided consulting services to TransCanada and received more than $75,000 in compensation during the 2005 financial year. Mr. Stewart’s consulting contract terminated on December 31, 2005 and, assuming no other factors affect his status as an independent director, he will be considered independent on November 1, 2008.

The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director’s ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on TransCanada’s pipeline systems, TransCanada as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from oil and gas producers and shipper community; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

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All reporting issuers of which the nominees are presently directors of are set out in the table in the Proxy Circular under the heading “Business to be Transacted at the Meeting - Election of Directors – Other Public Entity Directorships and Committee Memberships”.

In 2007, independent directors of the Board met separately after every regularly scheduled meeting. There were seven such meetings during 2007.

Mr. Jackson has served as the Chair of TransCanada since April 30, 2005. He has also acted as chair-person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

The attendance record of each director for all Board and committee meetings held for the 12-month period ending December 31, 2007 is set out with each director’s biography in the Proxy Circular under the heading “Business to be Transacted at the Meeting - Election of Directors”.

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada’s strategy and business interests and the Board is responsible for the approval of TransCanada’s strategic plan. In addition, the Board receives reports from management on TransCanada’s operational and financial performance. The Board had seven scheduled meetings in 2007. Unscheduled meetings are held from time to time as required; there were three unscheduled meetings of the Board in 2007.  There was also four strategic issue sessions and one full-day strategic planning session of the Board held in 2007.

The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Charter of the Board of Directors addresses Board composition and organization, and the Board’s duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations of TransCanada. The charter is available on TransCanada’s website at www.transcanada.com and is attached to this Proxy Circular as Schedule “B”.

The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a public limited partnership.

Charters have been adopted for each of the committees outlining their principal responsibilities. The Board and each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. The Board and each committee is responsible to update its respective charter. All charters are available on TransCanada’s website at www.transcanada.com.

Position Descriptions

The Board has developed written position descriptions for its chair, the chair of each of the Board committees and for the CEO. The responsibilities of each committee chair are set out in each respective committee’s Charter. The written position descriptions and the committee charters are available on TransCanada’s website at www.transcanada.com.

The Human Resources Committee and the Board annually review and approve the CEO’s personal performance objectives and review with him his performance against the previous year’s objectives. The Human Resources Committee’s report on executive compensation can be found in this Proxy Circular under the heading “Executive Compensation and Other Information - Report on Executive Compensation”.

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors’ manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy, are provided opportunities to visit TransCanada’s facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. Briefing sessions are also held for new committee members, as appropriate. The directors’ manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director’s individual needs and expressed areas of interest.

Senior management as well as external experts make presentations to the Board and to its committees periodically on various business-related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TransCanada operating facilities and project sites on an annual basis. TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education where appropriate. All Canadian directors are members of the Canadian Institute of Corporate Directors which provides another source of director education.

Ethical Business Conduct

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirms TransCanada’s commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board’s strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada’s Corporate Governance Guidelines are available on TransCanada’s website at www.transcanada.com.

The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TransCanada has adopted codes of business ethics for its employees and one applicable to its CEO, Chief Financial Officer and Controller, all of which must be certified on an annual basis. Compliance with the Company’s various codes is monitored by the Audit Committee and reported to the Board. Any waiver of the codes of business ethics by executive officers or directors must be approved by the Board or appropriate committee and disclosed.  There have been no material departures from these codes in 2007. TransCanada’s codes of business ethics may be viewed on TransCanada’s website at www.transcanada.com.

In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

Nomination of Directors

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransCanada. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

The Governance Committee maintains a matrix of skills and requirements and periodically assesses the skill set of the current Board members to identify necessary skills and backgrounds for Board candidates. The Governance Committee also maintains a list of potential candidates for its future consideration.

The Board has determined that no person shall stand for election or re-election to the Board if he or she attains the age of 70 years on or before the date of the annual meeting held in relation to the election of directors; provided however, that if a director attains the age of 70 before serving a full seven consecutive years on the Board, that director may stand for re-election, upon the recommendation of the Board each year until that director has served a full seven years on the Board.

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Further information relating to the Governance Committee can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters - Governance Committee”.

Compensation

The Governance Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Perrin provides an annual report on directors’ compensation paid by comparable companies to facilitate the Governance Committee’s review of director compensation. Directors may receive their annual retainer, committee and/or chair fees in the form of cash and/or Deferred Share Units. With the exception of Mr. Kvisle, who follows the Share Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related Deferred Share Units of TransCanada. Directors have a maximum of five years from the time they join the Board to reach this level of share ownership. The value of ownership levels is recalibrated when the annual cash retainer is increased.

The Human Resources Committee, which is composed entirely of independent directors, is accountable, on behalf of the Board to determine the compensation for the executive officers of TransCanada and to recommend to the Board the remuneration package for the CEO. The Human Resources Committee reviews the executive compensation disclosure prior to publicly disclosing this information. The process the Human Resources Committee uses for these determinations can be found in this Proxy Circular under the heading “Executive Compensation and Other Information - Report on Executive Compensation”.

Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters - Human Resources Committee”.

Information relating to compensation consulting services provided by Towers Perrin during the 2007 financial year can be found in this Proxy Circular under the heading “Executive Compensation and Other Information - Report on Executive Compensation - Executive Compensation Advisory Services”.

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters”.

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire is utilized as part of this process. This questionnaire is circulated to each of the directors and is administered by the Corporate Secretary.

The questionnaire examines the effectiveness of the Board as a whole, and of each committee, and solicits input on areas of potential vulnerability or areas that members believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees. The questionnaire also includes questions regarding personal and peer individual performance. Each committee also conducts an annual self-assessment, based on specific questions in the annual questionnaire. Responses are provided to the Chair and collated results are distributed to directors and discussed at the Board.

The annual questionnaire and individual director’s terms of reference are then used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of TransCanada’s executive leadership team are carried out annually by the Chair. The Chair of the Governance

Committee also interviews each director annually on his or her assessment of the Chair’s performance. Each of these assessments are reported annually to the full Board. One outcome of this process in the past year was a streamlining of the meeting schedule to make more effective use of director’s time.

TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors. During the last year, all directors demonstrated a strong commitment to their roles and responsibilities through an average 97% overall attendance rate at Board meetings and an average 99% attendance rate at committee meetings. In addition, all of the directors are available to meet with management as required.

Financial Literacy of Directors

The Board has determined that all of the members of its Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada’s financial statements.

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes “withheld” than “for” that director’s election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada’s by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada’s Corporate Governance Guidelines which are published on its website at www.transcanada.com.

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Schedule “B”

CHARTER OF THE BOARD OF DIRECTORS

I.  INTRODUCTION

A.	The Board’s primary responsibility is to foster the long-term success of the Company consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

B.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.  COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.

The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a periodic basis to discuss matters of interest independent of any influence from management.

D.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.  DUTIES AND RESPONSIBILITIES

A.  Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)	planning its composition and size;

(ii)	selecting its Chair;

(iii)	nominating candidates for election to the Board;

(iv)	determining independence of Board members;

(v)	approving committees of the Board and membership of directors thereon;

(vi)	determining director compensation; and

(vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B.  Management and Human Resources

The Board has the responsibility for:

(i)

the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)	approving a position description for the CEO;

(iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

(iv)	approving decisions relating to senior management, including the:

(a)	appointment and discharge of officers of the Company and members of the senior leadership team;

(b)	compensation and benefits for members of the senior leadership team;

(c)	acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations);

(d)	annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

(e)

employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

(v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

(vi)	approving certain matters relating to all employees, including:

(a)	the annual salary policy/program for employees;

(b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

(c)	pension fund investment guidelines and the appointment of pension fund managers; and

(d)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.  Strategy and Plans

The Board has the responsibility to:

(i)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

(ii)	approve capital commitment and expenditure budgets and related operating plans;

(iii)	approve financial and operating objectives used in determining compensation;

(iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(v)	approve material divestitures and acquisitions; and

(vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D.  Financial and Corporate Issues

The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)	monitor operational and financial results;

(iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

(iv)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

(v)	declare dividends;

(vi)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

(1)             For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

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(vii)	recommend appointment of external auditors and approve auditors’ fees;

(viii)	approve banking resolutions and significant changes in banking relationships;

(ix)	approve appointments, or material changes in relationships with corporate trustees;

(x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

(xi)	approve spending authority guidelines; and

(xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

E.  Business and Risk Management

The Board has the responsibility to:

(i)

take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

(ii)	review reports on capital commitments and expenditures relative to approved budgets;

(iii)	review operating and financial performance relative to budgets or objectives;

(iv)

receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

(v)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.  Policies and Procedures

The Board has responsibility to:

(i)	monitor compliance with all significant policies and procedures by which the Company is operated;

(ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

(iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.  Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

(iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

(v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

(vi)      report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.  GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for:

(i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

(iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

(iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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TransCanada will be the leading

energy infrastructure company

in North America, with a strong

focus on pipelines and power

generation opportunities located in

regions where we enjoy significant

competitive advantages.